Exhibit 99.1

PAN AMERICAN SILVER CORP.

AND

MINERA SAN RAFAEL S.A.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

RIGHTS INDENTURE

DATED FEBRUARY 21, 2019

TABLE OF CONTENTS
Page
ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Meaning of “Outstanding” for Certain Purposes	6
1.3	Certain Rules of Interpretation	7
1.4	Interpretation Not Affected by Headings, etc.	7
1.5	Applicable Law	7
1.6	Day Not a Business Day	7
1.7	Conflict	7
1.8	Time of the Essence	8
1.9	Currency	8
1.10	Schedules	8
ARTICLE 2 ISSUE OF RIGHTS		8
2.1	Creation and Issue of Rights	8
2.2	Terms of Rights	8
2.3	Rights Certificates	9
2.4	Signing of Rights Certificates	9
2.5	Certification by the Rights Agent	9
2.6	Holder Not a Shareholder	10
2.7	Issue in Substitution for Lost Rights Certificate	10
2.8	Register for Rights	10
2.9	Transfer of Rights	11
2.10	Transferee Entitled to Registration	12
2.11	Registers Open for Inspection	12
2.12	Ownership of Rights	12
2.13	Exchange of Rights Certificates	13
2.14	Principal Office	13
2.15	CVR Payment Amount	13
ARTICLE 3 ISSUANCE OF THE CVR PAYMENT AMOUNT		13
3.1	Achievement Certificate	13
3.2	Payment Procedure	14
3.3	Payment Mechanism	14
3.4	Cancellation of Rights	14
3.5	Rights Void	14
3.6	Accounting and Recording	15
ARTICLE 4 COVENANTS OF PAN AMERICAN		15
4.1	Escobal Mine	15
4.2	Agreements, Arrangements or Understandings	15
4.3	Sell or Dispose of Rights in Escobal Mine	16
4.4	Maintenance	16
4.5	Recordkeeping	16
4.6	Transferability	17
4.7	Holder Committee Member Insurance	17
4.8	To Pay Rights Agent Remuneration and Expenses	17
4.9	To Perform Covenants	18

4.10	Rights Agent May Perform Covenants	18
4.11	Creation and Issue of the Rights	18
4.12	Restrictions on Purchases by Pan American and Affiliates	18
ARTICLE 5 ROLE OF RIGHTS AGENT		19
5.1	Role as Rights Agent	19
ARTICLE 6 DISPUTE MECHANISM		19
6.1	Disputed Matters	19
6.2	Arbitration	20
6.3	Waiver of Default	20
ARTICLE 7 MEETINGS OF HOLDERS OF RIGHTS		20
7.1	Right to Convene Meeting	20
7.2	Notice of Meetings	20
7.3	Chairman	21
7.4	Quorum	21
7.5	Power to Adjourn	21
7.6	Voting at Meetings	21
7.7	Voting	21
7.8	Regulations	22
7.9	Holder Committee Recommendations	22
7.10	Pan American and Rights Agent May Be Represented	22
7.11	Powers Exercisable by Extraordinary Resolution	23
7.12	Meaning of “Extraordinary Resolution”	23
7.13	Powers Cumulative	24
7.14	Minutes	24
7.15	Instruments in Writing	25
7.16	Binding Effect of Resolutions	25
ARTICLE 8 HOLDER COMMITTEE		25
8.1	Establishment	25
8.2	Certain Duties, Responsibilities and Rights	25
8.3	Resignation, Appointment of Successor	26
8.4	No Duties	27
8.5	Meetings, Information, No Decision-Making Authority	27
ARTICLE 9 ADJUSTMENT OF THE CVR PAYMENT AMOUNT		28
9.1	Definitions	28
9.2	Adjustment	28
9.3	Adjustment Rules	30
9.4	Notice of Certain Events	31
9.5	Protection of Rights Agent	32
ARTICLE 10 NOTICES		32
10.1	Notice to Pan American and the Rights Agent	32
10.2	Notice to the Holder Committee	33
10.3	Notice to the Holders	34
10.4	Receipt of the Achievement Certificate or Non-Achievement Certificate by the Rights Agent and Holders Committee	34
10.5	Mail Service Information	35

ii

ARTICLE 11 CONCERNING THE RIGHTS AGENT		35
11.1	No Conflict of Interest	35
11.2	Replacement of Rights Agent	35
11.3	Evidence, Experts and Advisers	36
11.4	Rights Agent May Deal in Securities	37
11.5	Rights Agent Not Ordinarily Bound	37
11.6	Rights Agent Not Required to Give Security	37
11.7	Rights Agent Not Required to Give Notice of Default	37
11.8	Acceptance of Appointment	37
11.9	Duties of Rights Agent	38
11.10	Actions by Rights Agent	38
11.11	Protection of Rights Agent	38
11.12	Indemnification of the Rights Agent	39
11.13	Third Party Interests	39
11.14	Not Bound to Act/ Anti-Money Laundering	39
11.15	Privacy Laws	40
11.16	Force Majeure	40
11.17	SEC Clause	40
ARTICLE 12 AMENDMENTS		41
12.1	Amendments Without Consent of the Holders or Holder Committee	41
12.2	Amendments with Consent of Holders	41
ARTICLE 13 EVENTS OF DEFAULT		42
13.1	Events of Default Under this Indenture	42
ARTICLE 14 CHANGE OF CONTROL		44
14.1	Change of Control	44
ARTICLE 15 GENERAL PROVISIONS		44
15.1	Execution	44
15.2	Formal Date	44
15.3	Satisfaction and Discharge of Indenture	44
15.4	Provisions of Indenture and Rights for the Sole Benefit of Parties and Holders	44
15.5	Withholding	45

SCHEDULE “A” – FORM OF RIGHTS CERTIFICATE
SCHEDULE “B” – TRANSFER FORM
SCHEDULE “C” – FORM OF INDEMNITY AGREEMENT

iii

THIS RIGHTS INDENTURE
THIS RIGHTS INDENTURE dated February 21, 2019,
AMONG:
PAN AMERICAN SILVER CORP., a company existing pursuant to the laws of the Province of British Columbia (“Pan American”)
- and -
MINERA SAN RAFAEL S.A., a company existing pursuant to the laws of the Province of British Columbia (“Minera San Rafael”)
- and -
COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the federal laws of Canada (the “Rights Agent”)
WHEREAS all capitalized terms used in these recitals have the meanings ascribed to them in Section 1.1 below;
AND WHEREAS Pan American and Tahoe have entered into the Arrangement Agreement;
AND WHEREAS pursuant to the terms of the Arrangement Agreement and the Plan of Arrangement, Pan American proposes to issue up to 314,235,145 Rights;
AND WHEREAS each Right shall entitle the Holder to receive, without payment of any further consideration and without further action on the part of the Holder thereof, the CVR Payment Amount, upon the terms and conditions herein set forth;
AND WHEREAS the Rights Agent has agreed to act as the rights agent in respect of the Rights on behalf of the Holders on the terms and conditions herein set forth;
NOW THEREFORE THIS INDENTURE WITNESSES, that in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), it is hereby agreed and declared as follows:
ARTICLE 1
INTERPRETATION
1.1	Definitions
In this Indenture, including the recitals and schedules hereto:

“Achievement Certificate” has the meaning ascribed thereto in Section 3.1(a);
“Affiliate” has the meaning ascribed thereto in the Securities Act (British Columbia);
“Arrangement” means the arrangement proposed pursuant to Division 5 of Part 9 of the BCBCA with respect to, inter alia, Tahoe, Tahoe securityholders, and Pan American on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement, the Plan of Arrangement or made at the direction of the Supreme Court of British Columbia in an Interim Order or Final Order with the consent of Pan American and Tahoe, each acting reasonably;
“Arrangement Agreement” means the arrangement agreement between Tahoe and Pan American dated as of November 14, 2018 in respect of the Arrangement, the schedules thereto, as such agreement may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;
“BCBCA” means the Business Corporations Act (British Columbia);
“Business Day” means any day, other than a Saturday, a Sunday or any other day on which the principal chartered banks located in Vancouver, British Columbia, are not open for business during normal banking hours;
“Capital Reorganization” has the meaning ascribed thereto in Section 9.2(b);
“Change of Control” means the occurrence of any one of the following: (i) the direct or indirect sale, transfer, conveyance, lease or other disposition (other than by way of consolidation, amalgamation or merger), in one transaction or a series of related transactions, of all or substantially all of the property and assets of Pan American and its Subsidiaries, taken as a whole, to any Person or group of Persons acting jointly or in concert for the purposes of such transaction (other than to Pan American and its Subsidiaries); (ii) the consummation of any transaction including, without limitation, any consolidation, amalgamation, business combination, merger or issue of voting shares or other similar transaction, the result of which is that any Person or group of Persons acting jointly or in concert for purposes of such transaction (other than Pan American and its Subsidiaries) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of Pan American, measured by voting power rather than number of shares (but shall not include the creation of a holding company or similar transaction that does not involve a change in the beneficial ownership of Pan American); or (iii) a change in 50% or more of Pan American’s Directors, resulting from the election or removal of Directors at an annual meeting or special meeting of holders of Pan American Shares, or from a series of resignations and appointments of Directors at a Directors’ meeting, or from a combination thereof;
“Counsel” means a barrister or solicitor or firm of barristers or solicitors retained by the Rights Agent or retained or employed by Pan American and acceptable to the Rights Agent, acting reasonably;

“CVR Payment Amount” means for each Right, if the Payment Condition is met prior to the Termination Date or in accordance with Section 14.1,  0.0497 Pan American Shares or, in the circumstances set out in Section 13.1(b) an unsecured pro rata claim for indebtedness in the amount set out therein in lieu of delivery of Pan American Shares;
“Default Rate” means a rate equal to LIBOR plus five percent (5%) per annum, calculated on a year of 365 or 366 days, as applicable;
“Director” means a director of Pan American and “Directors” means the board of directors of Pan American or, whenever duly empowered, a committee of the board of directors of Pan American, and reference to “action by the directors” means action by the directors of Pan American as a board or action by a committee as a committee;
“Dispute Notice” has the meaning ascribed thereto in Section 6.1;
“Dispute Period” has the meaning ascribed thereto in Section 6.1;
“Effective Date” means on or about February 26, 2019, or such other date upon which the Arrangement becomes effective, as provided in the Plan of Arrangement;
“Escobal Mine” means Tahoe’s underground silver-gold-lead-zinc mine located in southeast Guatemala, approximately 40 kilometers east-southeast of Guatemala City, in the Department of Santa Rosa;
“Escobal Mine Transfer” has the meaning ascribed thereto in Section 4.3;
“Event of Default” has the meaning ascribed thereto in Section 13.1(a);
“Extraordinary Resolution” has the meaning ascribed thereto in Section 7.12;
“Final Order” means the order made after the application to the Supreme Court of British Columbia pursuant to subsection 291(4) of the BCBCA, in a form acceptable to Tahoe and Pan American, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement as such order may be amended by the Supreme Court of British Columbia (with the consent of both Tahoe and Pan American, each acting reasonably) at any time prior to the date upon which the Arrangement becomes effective or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Tahoe and Pan American, each acting reasonably) on appeal;
“Holder” means a registered holder of Rights;
“Holder Committee” has the meaning ascribed thereto in Section 8.1;
“Holder Committee Member” has the meaning ascribed thereto in Section 8.1;

“Holders’ Request” means an instrument signed in one or more counterparts by Holders holding not less than twenty-five percent (25%) of the Rights issued and outstanding, requesting the Rights Agent to take a certain action or proceeding specified therein;
“ILO 169” means the Indigenous and Tribal People’s Convention, 1989 of the International Labour Organization;
“Indenture” or “this Indenture” and “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this instrument and not to any particular Article, Section, clause, subdivision or other portion hereof, and include each instrument supplemental or ancillary hereto or required to implement this instrument;
“Interim Order” means the order made after the application to the Supreme Court of British Columbia pursuant to subsection 291(2) of the BCBCA, after being informed of the intention to rely upon the exemption from registration under the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the Pan American Shares, the Replacement Options (as defined in the Arrangement Agreement) and the Rights issued pursuant to the Arrangement, in form and substance acceptable to Tahoe and Pan American, each acting reasonably, providing for, among other things, the calling and holding of a special meeting of shareholders of Tahoe, as the same may be affirmed, amended, modified, supplemented or varied by the Supreme Court of British Columbia with the consent of Tahoe and Pan American, each acting reasonably;
“LIBOR” means the rate (expressed as a percentage per annum) for deposits in U.S. dollars for a three‑month period that appears on Reuters LIBOR01 Page as of 11:00 a.m. (London time) on the date of the applicable Event of Default or on such other commercially available source providing such quotations or successor quotations as may be designated by the Rights Agent from time to time in a manner substantially consistent with market practice;
“Minera San Rafael” means Minera San Rafael S.A. or any other Subsidiary holding the right, title and interest to the Escobal Mine;
“Non-Achievement Certificate” has the meaning ascribed thereto in Section 3.1(b);
“Pan American Shares” means the common shares in the authorized share structure of Pan American;
“Payment Condition” means after the Effective Date and following the receipt of any required export license or permits, when the first commercial shipment of concentrate from production at the Escobal Mine to a smelter, refiner, or other processor or to any purchaser, is loaded on or into containers, trucks, railway cars or other methods of transportation and crosses outbound the Escobal Mine site property boundary, and shall not include any concentrate produced prior to the Effective Date from any Escobal Mine inventory;
“Payment Date” means a date established by Pan American that is the earlier of: (i) as soon as possible and in any event no later than three Business Days after the date of receipt of the Achievement Certificate by the Rights Agent; (ii) the date Pan American enters into a definitive agreement with any third party which would result in a Change of Control; and (iii) the date Pan American Shares are taken up pursuant to an unsolicited Take-Over Bid;
“Person” includes an individual, sole proprietorship, partnership, association, body corporate, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, government or governmental authority, or any other entity, whether or not having legal status;
“Plan of Arrangement” means the plan of arrangement, substantially in the form attached as Schedule A to the Arrangement Agreement, and any amendments or variations thereto made in accordance with the Arrangement Agreement, hereof or the Plan of Arrangement or made at the direction of the Supreme Court of British Columbia in the Interim Order or the Final Order with the consent of Tahoe and Pan American, each acting reasonably;
“Regulatory Authorities” means securities regulatory authorities in Canada, the United States or a jurisdiction outside Canada and the United States where a Holder is resident;
“Required Holders” means Holders of at least twenty‑five percent (25%) of the outstanding Rights;
“Required Holders Approval” means the approval of Required Holders in writing or at a duly called meeting of Holders;
“Rights” mean the contingent value rights issued and certified hereunder and for the time being outstanding, entitling Holders thereof to receive Pan American Shares, in accordance with the terms hereof, and “Right” means any one of them;
“Rights Agency” means the transfer office of the Rights Agent in Vancouver, British Columbia and such other locations as Pan American may designate, with the approval of the Rights Agent;
“Rights Agent” means Computershare Trust Company of Canada or its successor or successors for the time being as rights agent hereunder, at its offices in Vancouver, British Columbia;
“Rights Certificate” means a certificate in substantially the form set out in Schedule “A” hereto, issued and certified hereunder to evidence one or more Rights;
“SEC” means the U.S. Securities and Exchange Commission;
“Share Reorganization” has the meaning ascribed thereto in Section 9.2(a);
“Special Distribution” has the meaning ascribed thereto in Section 9.2(c);

“Subsidiary” means a “subsidiary entity” within the meaning of Multilateral Instrument 61‑101 – Protection of Minority Security Holders in Special Transactions and includes each of the material subsidiaries;
“Tahoe” means Tahoe Resources Inc., a company existing pursuant to the laws of the Province of British Columbia;
“Take‑Over Bid” means a “take‑over bid” within the meaning of National Instrument 62‑104 – Take‑Over Bids and Issuer Bids;
“Termination Date” means the date that is ten (10) years following the Effective Date;
“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;
“U.S. Exchange Act” means the United States Securities Exchange Act of 1934 as the same has been and hereinafter from time to time may be amended and the rules and regulations promulgated thereunder;
“U.S. Securities Act” means the United States Securities Act of 1933 as the same has been and hereinafter from time to time may be amended and the rules and regulations promulgated thereunder;
“written request of Pan American” and “certificate of Pan American” mean, respectively, a written order, request, consent and certificate signed in the name of Pan American by any one or more of the officers or Directors of Pan American and may consist of one or more instruments so executed and any other documents referred to herein which is required or contemplated to be provided or given by Pan American is a document signed on behalf of Pan American by any one or more of such officers or Directors;
and a derivative of any defined word or phrase has the meaning appropriate to the derivation of the word or phrase.
1.2	Meaning of “Outstanding” for Certain Purposes
Except as provided in Section 3.5, every Rights Certificate countersigned and delivered by the Rights Agent under this Indenture shall be deemed to be outstanding until the earlier of the Payment Date and the Termination Date; provided however that where a Rights Certificate has been issued in substitution for a Rights Certificate that has been lost, stolen or destroyed, only one of them shall be counted for the purpose of determining the Rights outstanding.
Any Rights held by Pan American or any of its Affiliates shall be deemed not to be outstanding for the purposes of this Indenture.

1.3	Certain Rules of Interpretation
Unless otherwise specified in this Indenture:
(a)	words importing the singular number include the plural and vice versa;
(b)	words importing gender include both genders and vice versa and words importing individuals include firms and corporations and vice versa;
(c)	“in writing” or “written” includes printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception, including facsimile;
(d)
“including” is used for illustration only and not to limit the generality of any preceding words, whether or not non-limiting language (such as, “without limitation”, “but not limited to” and similar expressions) is used with reference thereto; and

(e)	reference to any statute, regulation or by-law includes amendments, consolidations, re-enactments and replacements thereof and instruments and legislation thereunder.
1.4	Interpretation Not Affected by Headings, etc.
The division of this Indenture into Articles, Sections and other subdivisions, the inclusion of a table of contents and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Indenture.
1.5	Applicable Law
This Indenture, the Rights and the Rights Certificates shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.
1.6	Day Not a Business Day
Whenever any payment is due or required to be made or any other action is required to be taken under this Indenture or the Rights Certificates on or as of a day that is not a Business Day, that payment must be made and the other action must be taken on or as of the next day that is a Business Day.
1.7	Conflict
In the event of a conflict or inconsistency between a provision of this Indenture and in the Rights Certificates issued hereunder, the relevant provision in this Indenture shall prevail to the extent of the inconsistency.

1.8	Time of the Essence
Time shall be of the essence of this Indenture, the Rights and the Rights Certificates.
1.9	Currency
Except as otherwise stated, all dollar amounts herein are expressed in US dollars.
1.10	Schedules
Schedules “A”, “B” and “C” to this Indenture are incorporated into this Indenture by reference.
ARTICLE 2
ISSUE OF RIGHTS
2.1	Creation and Issue of Rights
(a)
Pan American hereby creates and authorizes the issue of Rights, with the aggregate number of Rights to be issued not to exceed 314,235,145 Rights (subject to adjustment as herein provided), in accordance with the Plan of Arrangement.

(b)	The Rights Agent is hereby appointed rights agent in respect of the Rights.
(c)
Pursuant to the Plan of Arrangement, to the extent that a registered holder of shares of Tahoe who has validly exercised dissent rights in connection with the Arrangement is ultimately deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of shares of Tahoe, Pan American shall cause the Rights Agent, in coordination with the depositary under the Arrangement, as applicable, to forward the Rights to such holder, as set out in the Plan of Arrangement and upon the written order of Pan American.

2.2	Terms of Rights
(a)
If the Payment Condition is met prior to the Termination Date or in accordance with Section 14.1, each Right shall entitle the Holder thereof, without any further act or formality or payment of any additional consideration, to the CVR Payment Amount less any applicable withholding taxes in accordance with Section 15.5.

(b)	Pan American shall remit the CVR Payment Amount accruing to the Holder of a Right on or before the applicable Payment Date, in accordance with Section 3.3.
(c)	All Rights shall rank pari passu, whatever may be the actual date of issue thereof.
(d)	The Rights shall terminate in accordance with the provisions of Section 3.5 and the Plan of Arrangement.

2.3	Rights Certificates
(a)
The Rights Certificates to be issued to evidence the Rights authorized for issuance pursuant to Section 2.1 shall be issuable in registered form only and shall be substantially in the form set out in Schedule “A”.

(b)
All Rights Certificates shall be dated as of the date of their issuance, and shall bear such distinguishing letters and numbers as Pan American may, with the approval of the Rights Agent, prescribe, and shall be issuable in any denomination, excluding fractions.

(c)	Rights Certificates shall continue to be in the form set out in Schedule “A” and shall continue to express the CVR Payment Amount deliverable thereunder.
2.4	Signing of Rights Certificates
The Rights Certificates shall be signed by any Director or officer of Pan American. The signature of such signing officer may be mechanically reproduced in facsimile or electronically and Rights Certificates bearing such facsimile or electronic signature shall be binding upon Pan American as if they had been manually signed by such signing officer. Notwithstanding that any individual whose manual, facsimile or electronic signature appears on any Rights Certificate as a signing officer may no longer hold office or a trusteeship, as applicable, at the date of issue of such Rights Certificate or at the date of certification or delivery thereof, any Rights Certificate signed as aforesaid shall, subject to Section 2.5, be valid and binding upon Pan American and the Holder thereof shall be entitled to the benefits of this Indenture.
2.5	Certification by the Rights Agent
(a)	Rights Certificates evidencing the Rights shall be certified by or on behalf of the Rights Agent on written direction of Pan American.
(b)
No Rights Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the Holder to the benefit hereof until it has been certified by manual signature of an authorized officer of the Rights Agent substantially in the form of the certificate set out in Schedule “A”, and such certification by the Rights Agent upon any Rights Certificate shall be conclusive evidence as against Pan American that the Rights Certificate so certified has been duly issued hereunder and that the Holder is entitled to the benefits hereof.

(c)
The certification of the Rights Agent on Rights Certificates issued hereunder shall not be construed as a representation or warranty by the Rights Agent as to the validity of this Indenture or the Rights Certificates and the Rights Agent shall in no respect be liable or answerable for the use made of the Rights Certificates or any of them or of the consideration therefor except as otherwise specified herein. Such certification is, however, evidence that the Rights Certificate has been duly certificated by or on behalf of the Rights Agent pursuant to the provisions hereof.

2.6	Holder Not a Shareholder
Nothing in this Indenture or in the holding of a Right itself evidenced by a Rights Certificate, or otherwise, shall be construed as conferring upon a Holder any voting or dividend rights, and, except for an entitlement to the CVR Payment Amount, interest will not accrue on any amounts payable in respect of Rights. Rights will not represent any equity or ownership interest in Pan American or any of its Affiliates.
2.7	Issue in Substitution for Lost Rights Certificate
(a)
If any of the Rights Certificates shall become mutilated or lost, destroyed or stolen, Pan American, subject to applicable law and to Subsection 2.7(b), shall issue and thereupon the Rights Agent shall certify and deliver a new Rights Certificate of like date and tenor as the one mutilated, lost, destroyed or stolen upon surrender and in place of and upon cancellation of such mutilated Rights Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Rights Certificate, and the substituted Rights Certificate shall be in a form approved by the Rights Agent and shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Rights Certificates issued or to be issued hereunder.

(b)
The applicant for the issue of a new Rights Certificate pursuant to this Section 2.7 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to Pan American and to the Rights Agent evidence of ownership and of the loss, destruction or theft of the Rights Certificate so lost, destroyed or stolen satisfactory to Pan American and to the Rights Agent in their sole discretion, in each case acting reasonably, and such applicant may also be required to furnish an indemnity or surety bond in amount and form satisfactory to Pan American and the Rights Agent in their sole discretion, in each case acting reasonably, and shall pay the reasonable charges of Pan American and the Rights Agent in connection therewith.

2.8	Register for Rights
Pan American shall cause to be kept by and at the Rights Agency which is the transfer office of the Rights Agent in Vancouver, British Columbia and in such other place or places as Pan American with the approval of the Rights Agent may designate, a securities register in which, subject to such reasonable regulations as the Rights Agent may prescribe, Pan American shall provide for the registration and transfer of the Rights. Pan American shall also cause to be kept by and at such office the register of transfers, and may also cause to be kept by the Rights Agent or such other registrar or registrars and at such other place or places as Pan American may designate with the approval of the Rights Agent, branch registers of transfers (including, without limitation, branch registers of transfers at each of the other Rights Agencies) in which shall be recorded the particulars of the transfers of Rights registered in that branch register of transfers.

2.9	Transfer of Rights
(a)
The Rights may be transferred, after the transfer form attached to the Rights Certificate as set out in Schedule “B” is duly completed and the Rights Certificate and transfer form are lodged with the Rights Agent and upon compliance with all other conditions in that regard required by this Indenture.

(b)
Subject to Sections 2.8 and 2.9(c) and such reasonable requirements as the Rights Agent may prescribe and all applicable securities laws and requirements of Regulatory Authorities, the Rights may be transferred on the register kept at the Rights Agency by the Holder or its legal representatives or its attorney duly appointed by an instrument in writing in form and manner of execution satisfactory to the Rights Agent only upon the surrendering of the relevant Rights Certificate with the transfer form forming part thereof duly completed and signed. After receiving the surrendered Rights Certificate and upon the Holder surrendering the same meeting the requirements set forth above, the Rights Agent shall issue to the transferee a Rights Certificate representing the Rights transferred.

(c)	No transfer of a Right shall be valid:
(i)	unless made in accordance with the provisions hereof;
(ii)	until, upon compliance with such reasonable requirements as the Rights Agent may prescribe, such transfer is recorded on the register maintained by the Rights Agent pursuant to Subsection 2.9(a); and
(iii)	until all governmental or other charges arising by reason of such transfer have been paid.
(d)
The Rights Agent will promptly advise Pan American of any requested transfer of the Rights. Pan American will be entitled, and may direct the Rights Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Rights on the register kept by the Rights Agent, if such transfer would constitute a violation of the securities laws of any jurisdiction or the rules, regulations or policies of any Regulatory Authority having jurisdiction, it being acknowledged and agreed that the Rights and the Pan American Shares issued pursuant to the exercise of the Rights shall be freely trading securities in Canada and freely transferable securities in the United States (other than by “affiliates” of Pan American and former “affiliates” of Pan American, as such term is defined in Rule 144 under the U.S. Securities Act).

(e)	The transfer register for the Rights shall be closed as of the close on business on the last Business Day immediately preceding the earlier of the Payment Date and the Termination Date.

2.10	Transferee Entitled to Registration
The transferee of a Right in accordance with Sections 2.8 and 2.9 shall, after the transfer form attached to the Rights Certificate is duly completed and the Rights Certificate and transfer form are lodged with the Rights Agent, and upon compliance with all other conditions in that regard required by this Indenture and by all applicable securities laws and requirements of Regulatory Authorities, be entitled to have its name entered on the register as the owner of such Right free from all equities or rights of set-off or counterclaim between Pan American and its transferor or any previous Holder of such Right, save in respect of equities of which Pan American or the transferee is required to take notice by statute or by order of a court of competent jurisdiction.
No duty shall rest with the Rights Agent to determine compliance of the transferee or transferor of any Rights with applicable securities laws or requirements of Regulatory Authorities. The Rights Agent may assume for the purposes of this Indenture that the address on the register of Holders of any Holder is the actual address of such Holder and is also determinative of the residence of such Holder and that the address of any transferee to whom any Rights or other securities deliverable in connection with any Rights are to be registered, as shown on the transfer document, is the actual address of the transferee and is also determinative of the residency of the transferee.
2.11	Registers Open for Inspection
The registers hereinbefore referred to shall be open at all reasonable times and upon reasonable notice for inspection by Pan American, the Rights Agent or any Holder. The Rights Agent shall, from time to time when requested to do so in writing by Pan American, furnish Pan American, upon payment of the Rights Agent’s reasonable charges, with a list of the names and addresses of Holders of Rights entered in the register kept by the Rights Agent and showing the number of Rights held by each such Holder.
2.12	Ownership of Rights
(a)
Pan American and the Rights Agent may deem and treat the registered Holder of any Rights Certificate as the absolute owner of the Right represented thereby for all purposes and Pan American and the Rights Agent shall not be affected by any notice or knowledge to the contrary, except where Pan American or the Rights Agent is required to take notice by statute or by order of a court of competent jurisdiction. For greater certainty, subject to applicable law, neither Pan American nor the Rights Agent shall be bound to take notice of or see to the execution of any trust, whether express, implied or constructive, in respect of any Right, and may transfer any Right in accordance with Section 2.9 on the direction of the Person registered as Holder thereof, whether named as rights agent or otherwise, as though that Person were the beneficial owner thereof.

(b)	Subject to the provisions of this Indenture and applicable law, each Holder shall be entitled to the rights and privileges attaching to the Rights held thereby.

2.13	Exchange of Rights Certificates
(a)
Rights Certificates, representing Rights entitling the Holders to receive the CVR Payment Amount may, prior to the earlier of the Payment Date and the Termination Date and upon compliance with the reasonable requirements of the Rights Agent, be exchanged for another Rights Certificate or Rights Certificates entitling the Holder thereof to receive the CVR Payment Amount payable under the Rights Certificate or Rights Certificates so exchanged of equal aggregate amount.

(b)
Rights Certificates may be exchanged only at the Rights Agency or at any other place that is designated by Pan American with the approval of the Rights Agent. Any Rights Certificates tendered for exchange shall be surrendered to the Rights Agent and shall be cancelled.

(c)
Except as otherwise herein provided, the Rights Agent shall charge to the Holder requesting an exchange a reasonable sum for each new Rights Certificate issued in exchange for a surrendered Rights Certificate(s); and payment of such charges and reimbursement to the Rights Agent or Pan American for any and all taxes or governmental or other charges required to be paid shall be made by such Holder as a condition precedent to such exchange.

2.14	Principal Office
If the principal transfer office of the Rights Agent in the city where the Rights Agency is situated is for any reason not available to act in connection with the exchange of Rights Certificates as contemplated by this Indenture, Pan American and the Rights Agent shall arrange for another office in such city to act in connection with the exchange of Rights Certificates and shall give notice of the change of such office to the Holders.
2.15	CVR Payment Amount
On the Effective Date, Pan American shall deliver to the Rights Agent, pursuant to Section 4.11(ii), duly executed written orders with respect to the issuance of that number of Pan American Shares as are required to satisfy its obligations hereunder, such issuance to be subject only to a condition subsequent that such issuance shall be cancelled if the Payment Condition does not occur and shall otherwise be unconditional and irrevocable.
ARTICLE 3
ISSUANCE OF THE CVR PAYMENT AMOUNT
3.1	Achievement Certificate
(a)
If the Payment Condition is met prior to the Termination Date, Pan American will, as soon as practicable (and in any event not later than three Business Days after the date that the Payment Condition has been satisfied), deliver to the Holder Committee and the Rights Agent a notice in writing (the “Achievement Certificate”) signed on behalf of Pan American by one or more officers (without personal liability) certifying that the Payment Condition has been satisfied. The Rights Agent will promptly (and in any event, within three Business Days after receipt) mail a copy of such Achievement Certificate to the Holders.
(b)
If the Payment Condition is not met prior to the Termination Date, Pan American will, as soon as practicable (and in any event not later than three Business Days after the Termination Date), deliver to the Holder Committee and the Rights Agent a notice in writing (the “Non-Achievement Certificate”) signed on behalf of Pan American by one or more officers (without personal liability) certifying that the Payment Condition has not been satisfied by the Termination Date and that Pan American has complied in all material respects with its obligations under the this Indenture. The Rights Agent will promptly (and in any event, within three Business Days after receipt) mail a copy of such Non-Achievement Certificate to the Holders.

3.2	Payment Procedure
If the Payment Condition is met prior to the Termination Date or on the date specified in Section 14.1, each Holder shall receive, at no additional cost or expense, the CVR Payment Amount for each Right held on the Payment Date less any applicable withholding taxes in accordance with Section 15.5. The aggregate number of Pan American Shares issued to each Holder shall be rounded down to the nearest whole share, as is appropriate in the circumstances.
3.3	Payment Mechanism
All Pan American Shares issuable in respect of the Rights will be deemed to be automatically issued effective as of the Payment Date for and on behalf of the Holders thereof and the Holders thereof shall, without payment of additional consideration or any further action on the part of the Holders thereof (including the surrender of any Rights Certificates), be deemed to have subscribed for the corresponding number of Pan American Shares issuable pursuant to such Rights and Pan American hereby irrevocably authorize the issuance and delivery of the Pan American Shares.
Pan American or its registrar and transfer agent shall cause to be mailed to the address of the Holder last appearing on the register of Holders maintained by the Rights Agent pursuant to Section 2.8, Pan American Shares in the name of such Holder representing the CVR Payment Amount issuable to the Holder in respect of such Rights, as fully paid and non-assessable shares of Pan American, in accordance with Section 2.2, if and when necessary.
3.4	Cancellation of Rights
At the Termination Date, all Rights Certificates shall be cancelled.
3.5	Rights Void
The Rights shall, as at the Termination Date, be null, void and of no effect.

3.6	Accounting and Recording
Pan American shall cause its registrar and transfer agent to account to the Rights Agent with respect to the issuance of the Pan American Shares as soon as reasonably practicable upon such issuance. Such accounting will include the particulars of the issuance of Pan American Shares pursuant to the Rights, including the names and addresses of the Persons who become holders of Pan American Shares pursuant to the Rights and the certificate numbers. The Rights Agent shall rely, and shall be protected in so doing, upon the certificate of Pan American or of its registrar and transfer agent and any other document filed by Pan American pursuant to this section for all purposes.
Any instruments, from time to time received by the Rights Agent, shall be received in trust for, and shall be segregated and kept apart by the Rights Agent in trust for, Pan American.
ARTICLE 4
COVENANTS OF PAN AMERICAN
4.1	Escobal Mine
From the Effective Date until the earlier of the Payment Date and the Termination Date, each of Pan American and Minera San Rafael covenants to:
(a)
use its commercially reasonable efforts to: (i) have the mining license and export credentials for the Escobal Mine reinstated; and (ii) cause the Payment Condition to be met without unreasonable delay;

(b)
use its commercially reasonable efforts to: (i) assist the Guatemala Ministry of Environment, the Guatemala Ministry of Energy and Mines and any other organization identified by the Constitutional Court of Guatemala in its October 8, 2018 final order to meet their legal obligations, including but not limited to, execution of an ILO 169 consultation process and preparation of studies required as a condition for restart of operations at the Escobal Mine; and (ii) support Minera San Rafael in the satisfaction of its legal obligations, including but not limited to, court-ordered requirements and processes; and

(c)	diligently pursue the satisfaction of the Payment Condition in good faith.
4.2	Agreements, Arrangements or Understandings
From the Effective Date until the earlier of the Payment Date and the Termination Date, each of Pan American and Minera San Rafael covenants to not take any action or enter into any agreement, arrangement or understanding which would reasonably be expected to cause the Payment Condition not to be met or that would be reasonably expected to result in an unreasonable delay in meeting the Payment Condition.

4.3	Sell or Dispose of Rights in Escobal Mine
From the Effective Date until the earlier of the Payment Date and the Termination Date, each of Pan American and Minera San Rafael covenants to not, directly or indirectly, complete or take any action or enter into any agreement, arrangement or understanding, whether by a sale of assets or by merger, reorganization, joint venture, lease, license, trust or any other transaction or arrangement, for the sale, transfer, assignment, disposition, relinquishment or surrender of its rights, title or interest in or to the Escobal Mine or in or to any material assets comprising the Escobal Mine to any person (a “Escobal Mine Transfer”) unless: (a) Pan American (or its corporate successor) and Minera San Rafael first agrees in writing to remain subject to the obligations under this Indenture, including to make payments if and when such a payment is due in accordance with the terms of this Indenture; (b) the agreement for such Escobal Mine Transfer requires the applicable transferee to comply with this Indenture to the same extent as Pan American or Minera San Rafael and such transferee has first agreed in writing to that effect; and (c) other than with respect to Escobal Mine Transfers to Pan American’s direct or indirect wholly-owned Subsidiaries, the Holder Committee has consented to such Escobal Mine Transfer, such consent not to be unreasonably withheld.
4.4	Maintenance
(a)
From the Effective Date until the earlier of the Payment Date and the Termination Date, each of Pan American and the Minera San Rafael covenants to carry on and conduct its business in Guatemala and maintain the Escobal Mine in good, workmanlike and efficient manner in accordance with sound mining and other applicable industry standards and practices and in material compliance with applicable laws, such that when all necessary mining licenses and export credentials are reinstated, the Payment Condition can be satisfied without unreasonable delay.

(b)
From the Effective Date until the earlier of the Payment Date and the Termination Date, Pan American covenants to maintain a listing of its common shares on the Toronto Stock Exchange, the Nasdaq Stock Market, a major North American stock exchange or the London Stock Exchange and maintain its status as a reporting issuer under the securities legislation in each of the provinces of Canada and the registration of its common shares under Section 12(b) or 12(g) of the U.S. Exchange Act.

(c)
From the Effective Date until the earlier of the Payment Date and the Termination Date, Pan American covenants to ensure that the Pan American Shares that are issued pursuant to the Rights are listed on the Toronto Stock Exchange, the Nasdaq Stock Market, a major North American stock exchange or the London Stock Exchange.

4.5	Recordkeeping
From the Effective Date until the earlier of the Payment Date and the Termination Date, Pan American covenants to keep or cause to be kept proper books of account for its operations in

Guatemala and enter into those books full particulars of all dealings and transactions in relation to its business in Guatemala, particularly those matters referred to in Section 4.1 hereof.
4.6	Transferability
From the Effective Date until the earlier of the Payment Date and the Termination Date, Pan American covenants to make such filings and take such actions where required by applicable Canadian and U.S. securities laws to permit the transferability of the Rights in Canada and to ensure that the Rights are freely transferable securities in the United States (other than by “affiliates” of Pan American and former “affiliates” of Pan American, as such term is defined in Rule 144 under the U.S. Securities Act). Pan American covenants to register the Rights as a class of equity securities under Section 12(g) of the U.S. Exchange Act; provided, however, such registration shall not be required if it shall be determined that there are not the requisite number of Holders to require registration under Section 12(g) of the U.S. Exchange Act.
4.7	Holder Committee Member Insurance
From the Effective Date until the earlier of the Payment Date and the Termination Date, Pan American covenants to use its commercially reasonable efforts to obtain insurance for Holder Committee Members that provides protection to the Holder Committee Members no less favourable in the aggregate than the protection provided by the policies maintained by Pan American and its Subsidiaries which are in effect immediately prior to the Termination Date or Payment Date, as the case may be for its Directors and officers, and following the Payment Date or the Termination Date, as the case may be, purchase customary “tail” policies of liability insurance providing protection to the Holder Committee Members no less favourable in the aggregate to the protection provided by the policies maintained by Pan American and its Subsidiaries which are in effect immediately prior to the Termination Date or Payment Date, as the case may be, and providing protection in respect of claims arising from facts or events which occurred on or prior to the Termination Date or Payment Date and maintain such tail policies in effect without any reduction in scope or coverage for at least six (6) years from the Termination Date or Payment Date, as the case may be.
4.8	To Pay Rights Agent Remuneration and Expenses
Pan American covenants that it shall pay to the Rights Agent from time to time reasonable remuneration for its services hereunder and shall pay or reimburse the Rights Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Rights Agent in the administration or execution of its duties hereunder (including the reasonable compensation and the disbursements of its Counsel and all other advisors and assistants not regularly in its employ) both before any Event of Default hereunder and thereafter until all duties of the Rights Agent hereunder shall be finally and fully performed and even after the termination of this Indenture, except any such expenses, disbursement or advance as may arise out of or result from the Rights Agent’s gross negligence, wilful misconduct or bad faith. Such remuneration which shall remain unpaid for a period of thirty (30) Business Days after invoicing shall incur interest at the rate then charged by the Rights Agent to its corporate clients. The Rights Agent shall not have any recourse against the securities or any other property held by it pursuant to this Indenture for payment of its fees. This Section 4.8 shall survive the resignation or removal of the Rights Agent and the termination and discharge of this Indenture. The Rights Agent shall have no obligation to take any action under this Indenture so long as any payment remains due to the Rights Agent for any reasonable fees, expenses and disbursements.
4.9	To Perform Covenants
Pan American shall perform and carry out all of the acts or things to be done by it as provided in this Indenture.
4.10	Rights Agent May Perform Covenants
If Pan American fails to perform any of its covenants contained in this Indenture, the Rights Agent, upon receipt of written notice from Pan American of such failure to perform, shall notify the Holders of such failure on the part of Pan American or may itself perform any of the covenants capable of being performed by it but, subject to Article 10, shall be under no obligation to perform said covenants or to notify the Holders that it is doing so. All sums expended or advanced by the Rights Agent in so doing shall be repayable as provided in Section 4.8, but the Rights Agent shall not be required to expend or risk its own funds. No such performance, expenditure or advance by the Rights Agent shall relieve Pan American of any Event of Default hereunder or of its continuing obligations under the covenants herein contained.
4.11	Creation and Issue of the Rights
Pan American is duly authorized to create and issue the Rights and, the Rights Certificates, when issued and countersigned as herein provided, shall be valid and enforceable against Pan American and, subject to the provisions of this Indenture, Pan American shall cause the Pan American Shares to be issued pursuant to Article 3 under this Indenture and cause the certificates representing such Pan American Shares to be duly issued and delivered in accordance with the Right Certificates and the terms hereof. At all times prior to and as at the Termination Date, while any of the Rights are outstanding: (i) all of the Pan American Shares a Holder is entitled to be issued under outstanding Rights shall be reserved for issuance by Pan American; and (ii) executed written orders directing Pan American’s transfer agent to issue certificates representing Pan American Shares in the names of the Holders shall be held by the Rights Agent on behalf of the Holders. On the Payment Date, the Rights Agent shall deliver to Pan American’s transfer agent all such executed written orders so held and such Pan American Shares shall, in accordance with the written orders, be registered in the names of the Holders. All Pan American Shares issued pursuant to the Rights shall be issued as fully paid and non-assessable. Pan American shall make all requisite filings, and pay all applicable fees, under applicable Canadian securities laws to report the issuance of Pan American Shares pursuant to the Rights.  In the event the Payment Date does not occur, the Rights shall, on the Termination Date, be deemed to be cancelled effective that day upon receipt of the Non-Achievement Certificate and the written orders shall be returned to Pan American.
4.12	Restrictions on Purchases by Pan American and Affiliates
This Indenture will not prohibit Pan American or any of its Affiliates from acquiring the Rights, whether in open market transactions, private transactions or otherwise, provided such acquisitions comply with Canadian and U.S. securities laws or other applicable securities laws.

For greater certainty, nothing in this Section 4.12 shall grant to Pan American a unilateral right of redemption with respect to the Rights. Rights Certificates representing the Rights purchased by Pan American pursuant to this Section 4.12 shall be immediately surrendered to the Rights Agent for cancellation and shall be accompanied by a written direction of Pan American to cancel the Rights represented thereby and shall not be reissued. Such purchases can only be made following disclosure of all material information with respect to the ILO 169 process ordered by the Guatemala Constitutional Court in its October 8, 2018 final order.  Prior to any acquisition of Rights, Pan American shall publicly disclose the number of Rights which it has been authorized to acquire and shall report in its annual and quarterly management’s discussion and analysis the number of Rights it has been authorized to acquire as well as the number of Rights it has acquired, and the purchase price of such Rights, as of the end of the quarterly or annual period. For greater certainty, as a Holder, Pan American shall not be entitled to vote on any matter to be voted upon and shall not be entitled to dispute any matter in this Indenture.
ARTICLE 5
ROLE OF RIGHTS AGENT
5.1	Role as Rights Agent
The Rights Agent accepts its duties and responsibilities under this Indenture solely as a custodian, bailee and agent, and no trust is intended to be, or is or shall be, created hereby and the Rights Agent shall owe no duty hereunder as a trustee.
ARTICLE 6
DISPUTE MECHANISM
6.1	Disputed Matters
If the Required Holders at any time but no later than sixty (60) days after the Termination Date (the “Dispute Period”) wish to dispute satisfaction or non-satisfaction of the Payment Condition, the Required Holders may provide Pan American and the Rights Agent with written notice (the “Dispute Notice”) of such dispute in reasonable detail.
If the Required Holders do not deliver such a Dispute Notice on or prior to the expiry of the Dispute Period, the Holders will be deemed to have accepted that the Payment Condition has not been met, and Pan American and its Affiliates will have no further obligation with respect to the Rights or the CVR Payment Amount.
If the Required Holders deliver a Dispute Notice during the Dispute Period, and it is finally determined in accordance with Section 6.2 that the Payment Condition has been met, the CVR Payment Amount will be paid on a date established by Pan American that is as soon as possible (and in any event no later than three Business Days) after such determination.
The Holder Committee and Pan American shall work in good faith together with Required Holders who have provided a Dispute Notice to resolve the dispute set out therein on a mutually satisfactory basis for not less than thirty (30) days, following which the dispute may be referred to arbitration pursuant to Section 6.2.

6.2	Arbitration
Subject to Sections 6.1 and 9.3(e), all disputes, defaults, controversies or claims arising out of or in connection with this Indenture shall be finally determined by a Tribunal of three arbitrators under the Rules of Arbitration of the International Chamber of Commerce. Pan American and Minera San Rafael shall together appoint one arbitrator and the Required Holders shall together appoint one arbitrator. The two party-appointed arbitrators shall, in consultation with the parties that appointed them, appoint the third arbitrator who shall be the President of the Tribunal. The place of arbitration shall be Vancouver, British Columbia, Canada and the language of the arbitration shall be English. The arbitrators (acting by way of majority) shall have the power to grant any relief appropriate to the facts and circumstances that would be within the jurisdiction of the Supreme Court of British Columbia.
6.3	Waiver of Default
Upon the occurrence of any Event of Default that is continuing the Required Holders shall have the power (in addition to the powers exercisable by Extraordinary Resolution) by requisition in writing to instruct the Rights Agent to waive any such Event of Default and the Rights Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition, provided that no delay or omission of the Rights Agent or of the Holders, as applicable, to exercise any right or power accruing upon any Event of Default shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or acquiescence therein and provided further that no act or omission either of the Rights Agent or the Holders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default hereunder or the rights resulting therefrom.
ARTICLE 7
MEETINGS OF HOLDERS OF RIGHTS
7.1	Right to Convene Meeting
The Rights Agent may at any time and from time to time and shall on receipt of a written request of Pan American or a Holders’ Request and upon being indemnified and funded to its reasonable satisfaction by Pan American or by the Holders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Holders. In the event of the Rights Agent failing, within seven (7) days after receipt of any such request and such indemnity and funding, to give notice convening a meeting, Pan American or such Holders, as the case may be, may convene such meeting. Every such meeting shall be held in Vancouver, British Columbia or at such other place as may be approved or determined by the Rights Agent and Pan American, each acting reasonably.
7.2	Notice of Meetings
At least twenty one (21) days’ notice of any meeting of the Holders shall be given to the Holders in the manner provided in Article 10 and a copy thereof must be sent to the Rights Agent unless the meeting has been called by it and to Pan American unless the meeting has been called by it. Such notice must state the time when and the place where the meeting is to be held and state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article.
7.3	Chairman
An individual (who need not be a Holder) designated in writing by the Rights Agent, shall be the chairman of the meeting and if no individual is so designated, or if the individual so designated is not present within fifteen (15) minutes from the time fixed for the holding of the meeting, the Holders present in Person or by proxy shall choose an individual present to be chairman.
7.4	Quorum
Subject to Section 7.12, at any meeting of the Holders a quorum shall consist of Holders, present in Person or by proxy and holding at least twenty five percent (25%) the aggregate number of then outstanding Rights, provided that at least two (2) Persons entitled to vote thereat are personally present or represented by proxy. If a quorum is not present within thirty (30) minutes from the time fixed for holding any meeting, the meeting, if summoned by the Holders or pursuant to a Holders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting the Holders present in Person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not hold at least twenty five percent (25%) of the then outstanding Rights.
7.5	Power to Adjourn
The chairman of any meeting at which a quorum is present may with the consent of the meeting adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.
7.6	Voting at Meetings
A poll shall be taken on every resolution, every Extraordinary Resolution, and on any other question submitted to a meeting in such manner as the chairman may direct and the results of such polls shall be binding on all Holders.
7.7	Voting
On a poll, each Holder present in Person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one (1) vote in respect of each Right or Rights held or represented by that Person. A proxy need not be a Holder. In the case of joint Holders of a Right, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them is present in person or by proxy, they must vote together in respect of the Rights of which they are joint Holders. The chairman of any meeting shall be entitled to vote in respect of any Rights held or represented by him, but shall not have a second or deciding vote.

7.8	Regulations
(a)	The Rights Agent or Pan American with the approval of the Rights Agent, may from time to time make or vary or restate such regulations as it shall from time to time think fit regarding the following:
(i)
providing for and governing the voting by proxy by Holders and the form of instrument appointing proxies and the manner in which the same shall be executed, and for the production of the authority of any Person signing on behalf of the giver of such proxy;

(ii)
for the deposit of instruments appointing proxies at such place as the Rights Agent, Pan American or the Holders convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited;

(iii)
for the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, telecopied or sent by facsimile before the meeting to Pan American or to the Rights Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting; and

(iv)	generally, the calling of meetings of Holders and the conduct of business thereat.
(b)
Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Except as such regulations may provide, the only Persons who shall be recognized at any meeting as Holders, or as entitled to vote or be present at the meeting in respect thereof (subject to Section 7.10), shall be Holders and Persons whom Holders have by instrument in writing duly appointed as their proxies.

7.9	Holder Committee Recommendations
The Holder Committee has a right to make recommendations to the Rights Agent with respect to the matters set out in Sections 7.1, 7.3 and 7.8, provided that the Rights Agent shall have no obligation to accept the Holder Committee’s recommendations but shall give due consideration to such recommendations.
7.10	Pan American and Rights Agent May Be Represented
Pan American and the Rights Agent, by their respective officers, directors or employees, and the legal advisers of Pan American and the Rights Agent, may attend any meeting of the Holders, and shall be recognized and given reasonable opportunity to speak to any resolutions proposed for consideration by the meeting, but shall not be entitled to vote thereat, whether in respect of any Rights held by them or otherwise.
7.11	Powers Exercisable by Extraordinary Resolution
Subject to applicable law, in addition to the powers conferred upon them by any other provisions of this Indenture or by law, the Holders at a meeting shall have the power, exercisable from time to time by Extraordinary Resolution:
(a)
to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Holders or the Rights Agent against Pan American, or against its property, whether such rights arise under this Indenture or the Rights Certificates or otherwise;

(b)
to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or in the Rights Certificates which must be agreed to by Pan American and to authorize the Rights Agent to concur in and execute any indenture supplemental hereto embodying any such modification, change, addition or omission;

(c)
to sanction any scheme for the reconstruction or reorganization of Pan American or for the consolidation, amalgamation or merger of Pan American with any other entity or for the sale, leasing, transfer or other disposition of the undertaking, property and assets of Pan American or any part thereof;

(d)
to direct or authorize the Rights Agent to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(e)	to waive and direct the Rights Agent to waive any Event of Default hereunder either unconditionally or upon any condition specified in such Extraordinary Resolution;
(f)	to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Holders; and
(g)	to remove the Rights Agent and appoint a successor agent or trustee.
7.12	Meaning of “Extraordinary Resolution”
(a)
The expression “Extraordinary Resolution” when used in this Indenture means, subject as provided in this Article, a resolution proposed to be passed at a meeting of Holders duly convened and held in accordance with the provisions of this Article at which there are Holders present in person or by proxy who hold at least twenty five percent (25%) of the aggregate number then outstanding Rights and passed by the affirmative votes of the Holders holding at least sixty six and

Two-thirds percent (66 2/3%) of the then outstanding Rights represented at the meeting and voted on a poll upon such resolution.
(b)
If, at any such meeting, the Holders holding at least twenty five percent (25%) of the then outstanding Rights are not present in person or by proxy within thirty (30) minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of the Holders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than seven (7) nor more than forty five (45) days later, and to such place and time as may be appointed by the chairman. Not less than two (2) days’ prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Article 10. Such notice must state that at the adjourned meeting the Holders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in Subsection 7.12(a) shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that Holders holding at least twenty five percent (25%) of the then outstanding Rights are not present in person or by proxy at such adjourned meeting.

(c)	Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.
7.13	Powers Cumulative
It is hereby declared and agreed that any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Holders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or combination of powers thereafter from time to time.
7.14	Minutes
Minutes of all resolutions and proceedings at every meeting of Holders shall be made and duly entered in books to be from time to time provided for that purpose by the Rights Agent at the expense of Pan American, and any such minutes as aforesaid, if signed by the chairman or secretary of the meeting at which such resolutions were passed or proceedings had, or by the chairman or secretary of the next succeeding meeting (if any) of the Holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat, to have been duly passed and taken.

7.15	Instruments in Writing
All actions which may be taken and all powers which may be exercised by the Holders at a meeting held as hereinbefore provided in this Article provided may also be taken and exercised by Holders holding at least sixty six and two-thirds percent (66 2/3%) of the then outstanding Rights by an instrument in writing signed in one or more counterparts and the expression “Extraordinary Resolution” when used in this Indenture shall include an instrument so signed.
7.16	Binding Effect of Resolutions
Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Holders shall be binding upon all Holders, whether present at or absent from such meeting, and every instrument in writing signed by Holders in accordance with Section 7.15 shall be binding upon all the Holders, whether signatories thereto or not, and each and every Holder and the Rights Agent (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.
ARTICLE 8
HOLDER COMMITTEE
8.1	Establishment
Each Holder, by virtue of its acceptance of a Right, shall be deemed to have consented and agreed to:
(a)	the establishment of a Holder Committee (the “Holder Committee”) consisting of two members (each a “Holder Committee Member”), having the powers, authority and rights set forth in this Indenture;
(b)	the appointment of Ken Williamson and Paul Sweeny, each of whom are former members of the board of directors of Tahoe, as the initial Holder Committee Members; and
(c)	appoint the Holder Committee as agent for and on behalf of the Holders for the purposes set forth in this Indenture.
The Holder Committee may act only with the unanimous resolution of the Holder Committee Members.
8.2	Certain Duties, Responsibilities and Rights
(a)
All rights of action under this Indenture may be enforced by the Holder Committee on behalf of the Holders. However, nothing in this Indenture shall require the Holder Committee to act on behalf of, or enforce any rights of, the Holders or the Required Holders and the Holder Committee shall not be required to act unless it has been indemnified from liability for so acting to its satisfaction. Any claim, action, suit, audit, investigation or proceeding instituted by the Holder

Committee will be brought in its name as the Holder Committee and any recovery in connection therewith will be for the proportionate benefit of all Holders, as their respective rights or interests may appear on the register of Rights. Each Holder Committee Member will be paid $5,000 per calendar quarter by Pan American, and Pan American will be responsible for and will fund any reasonable out-of-pocket expenses incurred by a Holder Committee Member for so long as such Holder Committee Member is a member of the Holder Committee.
(b)
The Holder Committee, and each Holder Committee Member, will not have any liability for any actions taken or not taken in connection with this Indenture, except to the extent such liability arises as a result of the willful misconduct or bad faith of such member of the Holder Committee. Under the terms of an indemnification agreement to be entered into by each Holder Committee Member and Pan American in the form set out in Schedule C, Pan American will indemnify each Holder Committee Member from any loss suffered or incurred arising out of or in connection with the Holder Committee or such Holder Committee Member’s performance of its obligations under this Indenture, including the reasonable costs and expenses of defending the Holder Committee, and each Holder Committee Member, against any claims, charges, demands, actions or suits arising out of or in connection with such performance, except to the extent such loss has been determined by a court of competent jurisdiction to have resulted from such Holder Committee Member’s bad faith or willful misconduct. Pan American’s obligations under this Section 8.2 to indemnify the Holder Committee and each Holder Committee Member will survive the resignation or removal of any Holder Committee Member and the termination of this Indenture.

(c)
No provision of this Indenture will require the Holder Committee or any member thereof to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there are reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(d)
The Holder Committee and the Holder Committee Members shall be entitled to communicate freely with Holders; provided that the Holder Committee and the Holder Committee Members shall not disclose any information to Holders that Pan American, acting reasonably, has determined is sensitive strategic, commercial or proprietary information, the disclosure of which would be prejudicial to Pan American, and has so advised the Holder Committee.

8.3	Resignation, Appointment of Successor
(a)
Any Holder Committee Member may resign at any time by giving written notice to Pan American, the other Holder Committee Member(s) and the Rights Agent, specifying a date when such resignation will take effect, which notice will be given at least thirty (30) days prior to the date so specified.

(b)
If any Holder Committee Member shall resign, die or become incapacitated or shall otherwise become unable or unwilling to act as a Holder Committee Member hereunder, the appointment of any Holder Committee Member(s) to replace any vacancy on the Holder Committee shall require the prior approval of the remaining Holder Committee Member. If both Holder Committee Members simultaneously resign, die or become incapacitated or otherwise become unable or unwilling to act as Holder Committee Members, then (i) a new Holder Committee Member shall be appointed by Pan American; provided, that such successor Holder Committee Member must have been a director or senior officer of Tahoe prior to the Effective Date and (ii) such successor new Holder Committee Member shall appoint the second Holder Committee Member.

(c)
Any Holder Committee Member may also be a Holder or an officer, director, employee or Affiliate of a Holder or Pan American and in such case will continue to have all the rights of a Holder to the same extent as if he or she were not a Holder Committee Member.

(d)
Every successor Holder Committee Member appointed hereunder will, at or prior to such appointment, execute, acknowledge and deliver to Pan American and the Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and such successor Holder Committee Member, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of a Holder Committee Member.

8.4	No Duties
Each Holder Committee Member will act in good faith in performing their duties as members of the Holder Committee as contemplated by this Indenture. No Holder Committee Member owes any duty of care, or will otherwise be liable, to the Holders in respect of the performance of their duties as Holder Committee Members.
8.5	Meetings, Information, No Decision-Making Authority
(a)
The Holder Committee may establish its own procedures for meetings, provided that the Holder Committee shall meet at least once every calendar quarter with appropriate representatives of Pan American. The Holder Committee Members may participate in and hold meetings by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously.

(b)
Pan American will report to the Holder Committee each calendar quarter regarding the status and estimated timelines with respect to the satisfaction of the Payment Condition. The Holder Committee shall maintain the confidentiality of all information contained in such reports; provided, however, that Pan American will report any material developments promptly to the Holder Committee and the Holders.

(c)
The Holder Committee will not have any decision-making authority with respect to the Payment Condition, but will be entitled to make recommendations on such matters to Pan American or any Holders with respect to the Payment Condition.

ARTICLE 9
ADJUSTMENT OF THE CVR PAYMENT AMOUNT
9.1	Definitions
In this Article 9, references to “record date” refer to the particular time on such relevant date stipulated for such event and otherwise refer to 5:00 p.m. (Vancouver time) on such date.
9.2	Adjustment
The rights attached to the Rights are subject to adjustment from time to time in the events and in the manner provided as follows:
(a)	Share Reorganization. If at any time after the issuance of the Rights and before the Payment Date, Pan American:
(i)	subdivides, re-divides or changes its outstanding Pan American Shares into a greater number of Pan American Shares;
(ii)	reduces, combines, consolidates or changes its outstanding Pan American Shares into a lesser number of Pan American Shares; or
(iii)	issues to all or substantially all the holders of Pan American Shares by way of a stock distribution, stock dividend or otherwise, Pan American Shares or convertible securities,
(any of such events in Paragraphs 9.2(a)(i), 9.2(a)(ii) and 9.2(a)(iii) being herein called a “Share Reorganization”), then the CVR Payment Amount will be adjusted as of the record date at which the holders of the Pan American Shares are determined for the purpose of the Share Reorganization by multiplying the number of Pan American Shares issuable pursuant to each Right theretofore obtainable immediately prior to such record date by a fraction, the numerator of which will be the number of Pan American Shares outstanding on the record date after giving effect to the Share Reorganization and the denominator of which will be the number of Pan American Shares outstanding on the record date before giving effect to the Share Reorganization.
For the purposes of determining the number of Pan American Shares outstanding at any particular time for the purpose of this Subsection 9.2(a), there shall be included that number of Pan American Shares which would have resulted from the conversion at that time of any such convertible securities issued to all or substantially all the holders of the Pan American Shares.

(b)
Capital Reorganization. If at any time after the issuance of the Rights and before the Payment Date there is a reclassification of Pan American Shares or a change of the Pan American Shares (other than through a Share Reorganization) into other securities or property, or a consolidation, amalgamation, arrangement or merger of Pan American (including a business combination or exchange of like effect) with or into any corporation or other entity (other than a consolidation, amalgamation, arrangement or merger which does not result in any reclassification of the outstanding Pan American Shares or a change of the Pan American Shares into other securities or property), or a transfer of the undertaking or assets of Pan American as an entirety or substantially as an entirety to another entity, or a record date for any of the foregoing events occurs and such transaction is not covered by Section 14.1 hereof (any of such events being herein called a “Capital Reorganization”), any Holder who is entitled to the CVR Payment Amount upon the occurrence of the Payment Condition after the record date or effective date of such Capital Reorganization will be entitled to receive, and will accept, in lieu of the number of Pan American Shares to which such Holder was theretofore entitled, the aggregate number of securities or property of Pan American, or the continuing, successor or purchasing person, as the case may be, under the Capital Reorganization which such Holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date of such Capital Reorganization, the Holder had been the registered holder of the number of Pan American Shares to which such Holder was then entitled pursuant to the Rights. No such Capital Reorganization shall be carried into effect unless all necessary steps shall have been taken so that the Holders shall thereafter be entitled to receive such number of Pan American Shares or other securities or property of Pan American or of the continuing, successor or purchasing person, as the case may be, under the Capital Reorganization, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this Section 9.2 and Section 9.3. If determined appropriate by Pan American, acting reasonably, appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Article 9 with respect to the rights and interests thereafter of the Holders to the extent that the provisions set forth in this Article 9 will thereafter correspondingly be made applicable as nearly as may be reasonable in relation to any securities or property thereafter deliverable upon the conversion of any Right. Any such adjustments will be made by and set forth in terms and conditions supplemental hereto approved by Pan American, acting reasonably, and, absent manifest error, will for all purposes be conclusively deemed to be the appropriate adjustment.

(c)
Special Distributions. If at any time after the issuance of the Rights and before the Payment Date, Pan American issues or distributes to the holders of all or substantially all of the outstanding Pan American Shares, securities of Pan American, including rights, options or warrants to acquire Pan American Shares or securities convertible into or exchangeable for Pan American Shares or property or assets, including evidences of indebtedness, other than dividends or distributions paid in the ordinary course and other than as a result of a Share

Reorganization or a Capital Reorganization (any such events being herein called a “Special Distribution”), or a record date for any of the foregoing events occurs, subject to the receipt of the approval of the Toronto Stock Exchange, there will be an appropriate adjustment in the number of Pan American Shares issuable upon conversion of the Rights to be issued at the Payment Date in accordance with this Article 9, for the same aggregate consideration payable, if any, in addition to the number of Pan American Shares to which such Holder was theretofore entitled, the Holder will be entitled to receive for Pan American such securities, property or assets as if, on the record date at which holders of Pan American Shares are determined for the purpose thereof, such Holder had been the registered holder of the number of Pan American Shares to which the Holder was then entitled.
9.3	Adjustment Rules
The following rules and procedures shall be applicable to adjustments made pursuant to Section 9.2:
(a)
The adjustments provided for in this Article 9 are cumulative and, subject to Subsection 9.3(b), shall apply (without duplication) to successive issues, subdivisions, combinations, consolidations, changes, distributions and any other events that require adjustment of the CVR Payment Amount or the number or kind of securities or property issuable hereunder.

(b)
No adjustment in the CVR Payment Amount shall be required unless the adjustment would result in a change of at least 0.01% of the number of such Pan American Shares to be issued, provided, however, that any adjustments that, except for the provisions of this subsection would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

(c)
Notwithstanding anything in this Article 9, no adjustment shall be made to the CVR Payment Amount if the issue of Pan American Shares is being made pursuant to this Indenture or pursuant to any stock option, stock purchase, restricted stock unit, deferred stock unit or other long term incentive plan in force from time to time for directors, officers or employees of Pan American and any such issue shall be deemed not to be a Share Reorganization or a Special Distribution.

(d)
No adjustment in the CVR Payment Amount shall be made in respect of any events described in this Article 9 if the Holders are entitled to participate, subject to the receipt of the approval of the Toronto Stock Exchange, in the events on the same terms, mutatis mutandis, as if their Rights had been converted immediately prior to the effective date or record date of the events.

(e)	If any questions, controversies or disputes shall at any time arise with respect to adjustments of the CVR Payment Amount, such questions, controversies or disputes shall be conclusively determined by Pan American’s external auditors or, if they are unable or unwilling to act, in accordance with Section 6.2.
(f)
If Pan American shall set a record date to determine the holders of Pan American Shares for the purpose of entitling them to receive any distribution or any subscription or purchase rights in accordance with this Article 9 and shall, thereafter, legally abandon its plans to pay or deliver the distribution or subscription or purchase rights, then no adjustment in the CVR Payment Amount shall be required by reason of the setting of the record date.

(g)
In case Pan American, after the date hereof and prior to a conversion of the Rights, shall take any action affecting the Pan American Shares, other than any action described in this Article 9, which, in the reasonable opinion of the Directors, would materially affect the rights of the Holders or the rights attached to the Rights, then the CVR Payment Amount shall, subject to the receipt of the approval of the Toronto Stock Exchange, be adjusted in such manner, if any, and at such time as the Directors may, in their discretion, reasonably determine to be equitable to the Holders in such circumstances.

(h)
The Rights Agent shall be entitled to act and rely upon the certificate of Pan American and any other documents filed by Pan American pursuant to this Article 9 and shall not at any time be under any duty or responsibility to any Holder to determine whether any facts exist which may require any adjustment contemplated by this Article 9, or with respect to the nature or extent of any such adjustment when made or the method employed in making such adjustment.

9.4	Notice of Certain Events
(a)
Promptly upon the occurrence of the earlier of the effective date of or the record date for any event referred to in Section 9.2 or Section 9.3 that requires an adjustment or readjustment in the CVR Payment Amount, Pan American shall:

(i)
file with the Rights Agent a certificate of Pan American specifying the particulars of the event and, if determinable, the amount of the adjustment or readjustment, and computation of the adjustment or readjustment and the Rights Agent may act and rely absolutely on the certificate of Pan American; and

(ii)	give notice to the Holders of the particulars of the event and, if determinable, the adjustment or readjustment.
(b)	If notice has been given under Subsection 9.4(a) and the adjustment is not then determinable, Pan American shall promptly, after the adjustment is determinable:
(i)	file with the Rights Agent a computation of the adjustment; and
(ii)	give notice to the Holders of the adjustment.

9.5	Protection of Rights Agent
The Rights Agent shall not:
(a)
at any time be under any duty or responsibility to any Holder to determine whether any facts exist which may require any adjustment contemplated by Article 9, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b)
be accountable with respect to the validity or value (or the kind or amount) of any Pan American Shares or of any other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Right;

(c)
be responsible for any failure of Pan American to issue, transfer or deliver Pan American Shares or certificates for the same upon the surrender of any Rights for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 9; and

(d)
incur any liability or be in any way responsible for the consequences of any breach on the part of Pan American of any of the representations, warranties or covenants herein contained or of any acts of the directors, officers, employees, agents or servants of Pan American.

ARTICLE 10
NOTICES
10.1	Notice to Pan American and the Rights Agent
(a)
Unless herein otherwise expressly provided, any notice to be given hereunder to Pan American, Minera San Rafael or the Rights Agent, which for certainty shall not include the Achievement Certificate or Non-Achievement Certificate, shall be deemed to be validly given if delivered or if sent by registered letter, postage prepaid, or by electronic transmission:

if to Pan American
or Minera San Rafael: Pan American
Suite 1440-625 Howe Street
Vancouver, BC V6C 2T6
Email: legal@panamericansilver.com

Attention:	General Counsel

with a copy to:	Borden Ladner Gervais LLP
1200 Waterfront Centre
200 Burrard Street, PO Box 486000
Vancouver, BC V7X 1T2
Email: FPletcher@blg.com

Attention:	Fred R. Pletcher

if to the Rights Agent:	Computershare Trust Company of Canada
510 Burrard Street, 3rd Floor
Vancouver, BC V6C 3B9
Email: corporatetrust.vancouver@computershare.com
Attention:	Manager, Corporate Trust
and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of receipt or if sent by electronic transmission, on the first Business Day following such transmission or, if mailed, on the fifth Business Day following the date of the postmark on such notice.
(b)
Pan American or the Rights Agent, as the case may be, may from time to time notify the others in the manner provided in Subsection 10.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of Pan American or the Rights Agent, as the case may be, for all purposes of this Indenture.

10.2	Notice to the Holder Committee
(a)
Unless herein otherwise expressly provided, any notice to be given hereunder to Holder Committee, which for certainty shall not include the Achievement Certificate or Non-Achievement Certificate, shall be deemed to be validly given if delivered or if sent by registered letter, postage prepaid, or by electronic transmission:

[Omitted]

Attention:	[Omitted]

[Omitted]

Attention:	[Omitted]

with a copy to:	Cassels Brock & Blackwell LLP
2200 HSBC Building
885 West Georgia Street
Vancouver, BC V6C 3E8
Email: jhansen@casselsbrock.com
Attention:	Jen Hansen
and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or if sent by electronic transmission, on the first Business Day following such transmission or, if mailed, on the fifth Business Day following the date of the postmark on such notice.
(b)
Pan American or the Rights Agent, as the case may be, may from time to time notify the others in the manner provided in Subsection 10.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of Pan American or the Rights Agent, as the case may be, for all purposes of this Indenture.

10.3	Notice to the Holders
Except as herein otherwise expressly provided and subject to Section 10.4, any notice required or permitted to be given to the Holders under the provisions of this Indenture shall also be given, concurrently, to the Holder Committee, and shall be deemed to be validly given if personally delivered or if sent by ordinary post to the Holders at their addresses appearing in one of the registers hereinbefore mentioned. Any notice so sent including, but not limited to, any Achievement Certificate or Non-Achievement Certificate, shall be deemed to have been received on the next Business Day after the date of personal delivery to such address or, if mailed, on the fifth Business Day following the date on which it was mailed. Accidental error or omission in giving notice or accidental failure to give notice to Holders shall not invalidate any action or proceeding founded thereon. In determining under any provision hereof the date when notice of any meeting or other event must be given, the date of giving notice shall be included and the date of the meeting or other event shall be excluded.
10.4	Receipt of the Achievement Certificate or Non-Achievement Certificate by the Rights Agent and Holders Committee
The Achievement Certificate or Non-Achievement Certificate shall be deemed to have been received by each of the Rights Agent and the Holder Committee, respectively, if sent by electronic transmission, on the day of such transmission if receipt has been acknowledged, otherwise on the first Business Day following such transmission or, if by courier on the same day if delivered before 5:00 p.m. EST., otherwise on the first Business Day following such delivery.
10.5	Mail Service Information
(a)
If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Holders, the Rights Agent or Pan American would be unlikely to reach its destination in the ordinary course of mail, such notice shall be valid and effective only if the notice is:

(i)
in the case of the Rights Agent or Pan American, delivered to an officer of the party to which it is addressed or if sent to such party, at the appropriate address in accordance with Section 10.1 by courier, electronic transmission or other means of prepaid transmitted or recorded communication; and

(ii)
in the case of Holders, published once (i) in the national edition of The Globe & Mail and the Wall Street Journal; and (ii) in such other place or places and manner, if any, as the Rights Agent may require.

(b)	Any notice given to the Holders by publication shall be deemed to have been given on the last day on which publication shall have been effected as required pursuant to Subsection 10.5(a).
ARTICLE 11
CONCERNING THE RIGHTS AGENT
11.1	No Conflict of Interest
The Rights Agent represents to Pan American that to the best of its knowledge, at the date of the execution and delivery of this Indenture there exists no material conflict of interest in its role as a fiduciary hereunder. In the event of a material conflict of interest arising in the Rights Agent’s role as fiduciary hereunder the Rights Agent shall, as soon as practicable but in any case within twenty (20) days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its trust hereunder to a successor rights agent approved by Pan American. Notwithstanding the foregoing provisions of this section, if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Rights Certificate(s) shall not be affected in any manner whatsoever by reason hereof.
11.2	Replacement of Rights Agent
(a)
The Rights Agent may resign its trust and be discharged from all further duties and liabilities hereunder by giving to Pan American at least forty five (45) days’ notice in writing or such shorter notice as Pan American may accept as sufficient. The Holders by Extraordinary Resolution shall have the power at any time to remove the existing Rights Agent and to appoint a new rights agent. If the Rights Agent resigns or is removed by Extraordinary Resolution or is dissolved, becomes bankrupt, goes into liquidation or otherwise becomes incapable of acting hereunder, Pan American shall forthwith appoint a new rights agent unless a new rights agent has already been appointed by the Holders; failing such appointment by Pan American, the retiring Rights Agent or any Holder may bring the matter to binding arbitration in accordance with Section 6.2, for the appointment of a new rights agent; but any new rights agent so appointed by Pan American or by arbitration shall be subject to removal as aforesaid by the Holders. Any new rights agent appointed under any provision of this Section 11.2 must be a corporation authorized to carry on the business of a trust company in the Province of British Columbia and, if required by the applicable trust indenture legislation of any other province or territory, in that other province or territory, and must be a corporation which is independent of Pan American and has no material conflict of interest. On any new appointment the new rights agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Rights Agent.
(b)
Any corporation into which the Rights Agent may be merged or with which it may be consolidated or amalgamated or any corporation resulting from any merger, consolidation or amalgamation to which the Rights Agent shall be a party or any corporation succeeding to the trust business of the Rights Agent, shall be the successor rights agent under this Indenture without the execution of any instrument or any further act.

11.3	Evidence, Experts and Advisers
(a)
In addition to the reports, certificates, opinions and other evidence required by this Indenture, Pan American shall furnish to the Rights Agent such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by applicable trust indenture legislation or as the Rights Agent may reasonably require by written notice to Pan American.

(b)
In the exercise of its rights and duties hereunder, the Rights Agent may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of Pan American, certificates of Pan American or other evidence furnished to the Rights Agent pursuant to any provision hereof or any indenture legislation or pursuant to a request of the Rights Agent, not only as to its due execution and the validity and effectiveness of its provisions, but also to the truth and acceptability of any information therein contained which the Rights Agent in good faith believes to be genuine.

(c)
Proof of the execution of an instrument in writing, including a Holders’ Request, by any Holder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to it the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Rights Agent may consider adequate.

(d)
The Rights Agent may, at the expense of Pan American employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Rights Agent.

11.4	Rights Agent May Deal in Securities
Subject to Section 11.1, the Rights Agent may buy, sell, lend upon and deal in securities of Pan American and generally contract and enter into financial transactions with Pan American or otherwise, without being liable to account for any profits made thereby.
11.5	Rights Agent Not Ordinarily Bound
Except as otherwise specifically provided herein, the Rights Agent shall not be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by Pan American of any of the obligations herein imposed upon Pan American or of the covenants on the part of Pan American herein contained.
11.6	Rights Agent Not Required to Give Security
The Rights Agent shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.
11.7	Rights Agent Not Required to Give Notice of Default
The Rights Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required to do so under the terms hereof; nor shall the Rights Agent be required to take notice of any Event of Default, unless and until notified in writing of such Event of Default, which notice shall distinctly specify the specific Event of Default desired to be brought to the attention of the Rights Agent and in the absence of any such notice the Rights Agent may for all purposes of this Indenture conclusively assume that no Event of Default has occurred. Any such notice shall in no way limit any discretion herein given to the Rights Agent to determine whether or not the Rights Agent shall take action with respect to any Event of Default.
11.8	Acceptance of Appointment
The Rights Agent hereby accepts its appointment as Rights Agent and its duties and obligations in this Indenture declared and provided for and agrees to perform them upon the terms and conditions herein set forth and to hold and exercise the rights, privileges and benefits conferred upon it hereby, subject to all the terms and conditions herein set forth, until discharged therefrom by resignation or other lawful removal.

11.9	Duties of Rights Agent
The Rights Agent, in exercising its powers and discharging its duties hereunder, shall:
(a)	act honestly and in good faith with a view to the best interests of the Holders; and
(b)	exercise the care, diligence and skill that a reasonably prudent rights agent would exercise in comparable circumstances.
11.10	Actions by Rights Agent
(a)
The obligation of the Rights Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Rights Agent or the Holders hereunder shall be conditional upon the Holders delivering to the Rights Agent:

(i)	a Holder’s Request or Extraordinary Resolution directing the Rights Agent to take such act, action, or proceeding;
(ii)	sufficient funds to commence or continue such act, action or proceeding; and
(iii)
an indemnity reasonably satisfactory to the Rights Agent to protect and hold harmless the Rights Agent against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damages it may suffer by reason thereof.

(b)
None of the provisions contained in this Indenture shall require the Rights Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

The Rights Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Holders, at whose instance it is acting, to deposit with the Rights Agent the Rights held by them, for which Rights the Rights Agent shall issue receipts.
11.11	Protection of Rights Agent
By way of supplement to the provisions of any law for the time being relating to trustees it is expressly declared and agreed as follows:
(a)
the Rights Agent shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Rights Certificates (except the representation contained in Section 11.1 or in the certificate of the Rights Agent on the Rights Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by Pan American;

(b)
nothing herein contained shall impose any obligation on the Rights Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto; and

(c)	the Rights Agent shall not be bound to give notice to any Person or Persons of the execution hereof.
11.12	Indemnification of the Rights Agent
The Rights Agent, its officers, directors, agents and employees shall at all times be indemnified and saved harmless by Pan American from and against all claims, demands, losses, actions, causes of action, suits, proceedings, costs, charges, expenses, assessments, judgements, damages and liabilities whatsoever arising in connection with this Indenture, including, without limitation, those arising out of or related to actions taken or omitted to be taken by the Rights Agent contemplated hereby, reasonable expert consultant and legal fees and disbursements on a solicitor and client basis and reasonable costs and expenses incurred in connection with the enforcement of this indemnity, which the Rights Agent may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of its duties as Rights Agent. The foregoing provisions of this section do not apply to the extent that in any circumstance there have been acts of gross negligence, wilful misconduct, or bad faith by the Rights Agent. This indemnity shall survive the termination or discharge of this Indenture and the resignation or removal of the Rights Agent.
11.13	Third Party Interests
Each party to this Indenture hereby represents to the Rights Agent that any account to be opened by, or interest to held by the Rights Agent in connection with this Indenture, for or to the credit of such party, either: (a) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Rights Agent’s prescribed form as to the particulars of such third party.
11.14	Not Bound to Act/ Anti-Money Laundering
The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline. Further, should the Rights Agent, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering, antiterrorist or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on ten (10) days’ written notice to Pan American, provided (i) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent’s satisfaction within such ten (10) day period, then such resignation shall not be effective.

11.15	Privacy Laws
The parties acknowledge that the Rights Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes: (a) to provide the services required under this Indenture and other services that may be requested from time to time; (b) to help the Rights Agent manage its servicing relationships with such individuals; (c) to meet the Rights Agent’s legal and regulatory requirements; and (d) if Social Insurance Numbers are collected by the Rights Agent, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.
Each party acknowledges and agrees that the Rights Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of its acting as agent hereunder this Indenture for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Rights Agent shall make available on its website, www.computershare.com, or upon request, including revisions thereto. The Rights Agent may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides.
Further, each party agrees that it shall not provide or cause to be provided to the Rights Agent any personal information relating to an individual who is not a party to this Indenture unless the that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.
11.16	Force Majeure
Except for the payment obligations of Pan American contained herein, neither party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provisions contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, economic sanctions or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this section.
11.17	SEC Clause
Pan American confirms that (i) the Pan American Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act; (ii) the Rights are being issued pursuant to the exemption from registration under the U.S. Securities Act provided by Section 3(a)(10) thereof and are not "restricted securities" as defined in Rule 144 thereunder; and (iii) the Pan American Shares representing the CVR Payment Amounts, if issued, will be issued pursuant to the exemption from registration under the U.S. Securities Act provided by Section 3(a)(9) thereof, will not be "restricted securities" as defined in Rule 144 thereunder and shall not bear a U.S. restrictive legend. Pan American covenants that as of the Effective Date, Pan American will register the Rights under Section 12(g) of the U.S. Exchange Act, and Pan American will comply with all reporting and other obligations relating to the Rights as required under the U.S. Exchange Act provided, however, that such registration shall not be required if it shall be determined that there are not the requisite number of Holders to require registration under Section 12(g) of the U.S. Exchange Act. Pan American further covenants that if Pan American's registration or reporting obligations with respect to the Pan American Shares or the Rights shall be terminated by Pan American in accordance with the U.S. Exchange Act, Pan American shall promptly deliver to the Rights Agent an officer’s certificate (in a form provided by the Rights Agent) notifying the Rights Agent of such registration or termination and such other information as the Rights Agent may require at the time. Pan American acknowledges that the Rights Agent is relying upon the foregoing representation and covenants in order to meet certain SEC obligations with respect to those clients that are filing with the SEC.
ARTICLE 12
AMENDMENTS
12.1	Amendments Without Consent of the Holders or Holder Committee
Pan American may enter into one or more amendments to this Indenture for any of the following purposes, with the consent of the Rights Agent and the Holder Committee, acting reasonably, and without the consent of any of the Holders:
(a)	to evidence the appointment of another person as a successor Rights Agent, provided such successor Rights Agent is appointed in accordance with Section 11.2;
(b)	to add to the covenants of Pan American such further covenants, restrictions, conditions or provisions for the protection and benefit of the Holders;
(c)
to cure any ambiguity, to correct or supplement any provision in this Indenture that may be defective or inconsistent with any other provision in this Indenture or to make any other provisions with respect to matters or questions arising under this Indenture; or

(d)	any other amendment to this Indenture that would provide any additional rights or benefits to the Holders and that does not adversely affect the interests of any such Holders.
12.2	Amendments with Consent of Holders
With the consent of the Holder Committee and with Required Holders Approval, which for the purposes of this Section 12.2 only shall be fifty percent (50%) of the Holders, Pan American and the Rights Agent may enter into one or more amendments to this Indenture for the purpose of adding, eliminating or changing any provisions of this Indenture, even if such addition, elimination or change is adverse to the interests of the Holders.

Promptly after the execution by Pan American and the Rights Agent of any amendment listed above (whether with or without the consent of Holders), Pan American, by way of instruction to the Rights Agent, as applicable, will notify the Holders of such amendment.
ARTICLE 13
EVENTS OF DEFAULT
13.1	Events of Default Under this Indenture
(a)	Prior to the earlier of the Payment Date and the Termination Date, each one of the following events is an event of default (each, an “Event of Default”) under this Indenture:
(i)
any representation or warranty made by Pan American in this Indenture or in respect of the Rights shall prove to have been incorrect in any material respect when made or deemed to be made; provided that where such representation or warranty is capable of remediation then an Event of Default shall occur only where it continues to be incorrect for thirty (30) days after written notice thereof has been given to Pan American by the Rights Agent or to Pan American and the Rights Agent by the Holder Committee or any Required Holders specifying the relevant representation or warranty and requiring it to be remedied;

(ii)
Pan American shall fail to observe or perform any covenant, condition or agreement contained in this Indenture or in respect of the Rights and such failure shall continue unremedied for a period of thirty (30) days after written notice has been given to Pan American by the Rights Agent or to Pan American and the Rights Agent by the Holder Committee or any Required Holders specifying such failure and requiring it to be remedied;

(iii)
a court having competent jurisdiction over Pan American entering a decree or order (i) for relief in respect of Pan American following the filing of any petition, application or other proceeding against or in respect of Pan American by or on behalf of a Person (other than Pan American) under any applicable bankruptcy, insolvency or other similar law now or thereafter in effect, or (ii) appointing a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of Pan American or for any substantial part of its property or ordering the winding up or liquidation of its affairs, and in case of (i) or (ii), such decree or order remaining unstayed and in effect for a period of thirty (30) consecutive days; or

(iv)
Pan American voluntarily (i) commencing or filing any petition, application or other proceeding under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (ii) consenting to the entry of an order for relief under any proceeding initiated against or in respect of Pan American by or on behalf of a Person (other than Pan

American) under any such law, (iii) consenting to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of Pan American or for any substantial part of its property, or (iv) making any general assignment for the benefit of its creditors.
(b)
If an Event of Default described in Section 13.1(a)(iii) or Section 13.1(a)(iv) above occurs, then the Rights in aggregate will thereafter automatically be converted into and represent an unsecured claim against Minera San Rafael in an amount of $208,000,000 in cash (which claim is acknowledged, confirmed and agreed by Minera San Rafael) plus any additional amount determined to be due and payable to Holders pursuant to any arbitration under Section 6.2 in lieu of delivery of Pan American Shares, regardless of the satisfaction of the Payment Condition (for greater certainty, such unsecured claim shall rank pari passu with other unsecured claims of Minera San Rafael) and the Rights shall no longer entitle Holders to Pan American Shares in any circumstance.

(c)
If an Event of Default described in Section 13.1(a) occurs and is continuing, then either the Rights Agent by notice to Pan American or the Rights Agent upon the written request of Required Holders by notice to Pan American and to the Rights Agent, shall bring the matter to binding arbitration in accordance with Section 6.2 to protect the rights of the Holders, including to obtain payment for any amounts then due and payable, which amounts shall bear interest at the Default Rate from the date of the occurrence of the applicable Event of Default until payment is made to the Rights Agent.

(d)
The foregoing provisions are subject to the condition that if, at any time after the Rights Agent shall have delivered a notice of arbitration, and before any judgment or decree for the payment of the moneys due shall have been obtained or entered, Pan American shall pay or shall deposit with the Rights Agent a sum sufficient to pay all such amounts which shall have become due and payable (with interest upon such overdue amount at the Default Rate to the date of such payment or deposit) and such amount as shall be sufficient to cover reasonable compensation to the Rights Agent, its agents, attorneys and counsel, and all other reasonable out-of-pocket expenses and liabilities incurred and all advances made, by the Rights Agent, and if any and all Events of Default under this Indenture shall have been cured, waived or otherwise remedied as provided in this Indenture, then and in every such case the Required Holders, by written notice to Pan American and to the Rights Agent, may waive all Events of Default with respect to the Rights, but no such waiver or rescission and annulment will extend to or will affect any subsequent Event of Default or shall impair any right consequent thereof.

(e)
Pan American shall provide the Rights Agent with written notice of the occurrence of any Event of Default under this Indenture within three (3) Business Days of Pan American becoming aware of any such Event of Default.

ARTICLE 14
CHANGE OF CONTROL
14.1	Change of Control
If, at any time prior to three Business Days after the date of delivery of the Achievement Certificate, (i) Pan American enters into a definitive agreement with any third party which would result in a Change of Control, or (ii) Pan American Shares are taken up pursuant to an unsolicited Take-Over Bid, the CVR Payment Amount shall become immediately due and payable whether or not the Payment Condition has been met, and the CVR Payment Amount shall be paid in accordance with the payment procedures and payment mechanism set out in Article 3 as if the Payment Condition had been duly satisfied upon the Change of Control, or upon the take‑up of Pan American Shares in the case of an unsolicited Take‑Over Bid.
ARTICLE 15
GENERAL PROVISIONS
15.1	Execution
This Indenture may be simultaneously executed in several counterparts, and may be executed by facsimile or other means of electronic communication producing a printed copy, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.
15.2	Formal Date
This Indenture may be referred to as bearing the formal date February 21, 2019 irrespective of the actual date of execution hereof.
15.3	Satisfaction and Discharge of Indenture
Upon the Termination Date, this Indenture shall cease to be of any force and effect and the Rights Agent, on demand of and at the cost and expense of Pan American and upon delivery to the Rights Agent of a certificate of Pan American stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, shall execute instruments as requested by Pan American acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Rights Agent by Pan American hereunder shall remain in full force and effect and survive the termination of this Indenture.
15.4	Provisions of Indenture and Rights for the Sole Benefit of Parties and Holders
Nothing in this Indenture or in the Rights Certificates, expressed or implied, shall give or be construed to give to any Person other than the parties thereto and the Holders, as the case may be, any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Holders.

15.5	Withholding
Each of Pan American and the Rights Agent, as applicable, shall be entitled to deduct and withhold from any amounts or property to be issued, paid, assigned or conveyed hereunder, such amounts as Pan American or the Rights Agent, as the case may be, is required to deduct and withhold with respect to such payment or transfer under the Income Tax Act (Canada) or any provision of federal, provincial, state, local or foreign tax law (including, for the avoidance of doubt, U.S. federal income tax law if applicable). Pan American or the Rights Agent, upon instruction from Pan American, may sell or otherwise dispose of such Pan American Shares through the investment banks, brokers or dealers selected by Pan American otherwise payable to a Holder hereunder as is necessary to provide sufficient funds to enable the payor to comply with such deduction and/or withholding requirements. In lieu of withholding such amounts Pan American and the Rights Agent shall be entitled to otherwise recover or to require a Holder to provide for such applicable taxes. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the relevant Holder, provided that such withheld amounts are actually remitted to the appropriate taxing authority.
In connection with any such sale of Pan American Shares, Pan American shall be responsible for all fees, costs, expenses, taxes and other amounts required to be paid in connection with such sale and the Rights Agent shall have no liability for the sale of the Pan American Shares or for the price that may be obtained in respect of such sale and shall have no liability for any diminution in the value of any of the Pan American Shares resulting from the sale of the Pan American Shares in the market or for any amount by which the price at which such Pan American Shares are sold is less than the value of such applicable taxes.
[The remainder of this page is intentionally blank; signature page follows.]

IN WITNESS WHEREOF the parties hereto have executed this Indenture under the hands of their proper officers in that behalf.
PAN AMERICAN SILVER CORP.

By:	/s/ Delaney Fisher
Name:	Delaney Fisher
Title:	VP Legal Affairs and Corporate Secretary

MINERA SAN RAFAEL S.A.

By:	/s/ Juan Jose Cabrera Alonso
Name:	Juan Jose Cabrera Alonso
Title:	Legal Representative

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	/s/ Angela Fletcher
Name:	Angela Fletcher
Title:	Corporate Trust Officer

By:	/s/ Beatriz Fedozzi
Name:	Beatriz Fedozzi
Title:	Corporate Trust Officer

SCHEDULE “A”
FORM OF RIGHTS CERTIFICATE
(see attached)

THIS IS SCHEDULE “A” to the Rights Indenture made as of February 21, 2019 between PAN AMERICAN SILVER CORP., MINERA SAN RAFAEL S.A. and COMPUTERSHARE TRUST COMPANY OF CANADA, as Rights Agent.
RIGHTS CERTIFICATE
PAN AMERICAN SILVER CORP. (a corporation existing under the laws of British Columbia)
(“Pan American”)
RIGHTS CERTIFICATE NO.

RIGHTS, each entitling the holder to acquire the CVR Payment Amount.

THIS IS TO CERTIFY THAT
(the “holder”) is the registered holder of the number specified above of rights (“Rights”), each Right entitling the holder to receive Common Shares of Pan American all on the terms and conditions set out in a rights indenture (the “Rights Indenture”) between Pan American, Minera San Rafael S.A. and Computershare Trust Company of Canada dated February 21, 2019.
The Rights represented by this certificate are issued under and pursuant to the Rights Indenture. Reference is made to the Rights Indenture and any instruments supplemental thereto for a full description of the rights of the holders of the Rights and the terms and conditions upon which the Rights are, or are to be, issued and held, with the same effect as if the provisions of the Rights Indenture and all instruments supplemental thereto were herein set forth. By acceptance hereof, the holder assents to all provisions of the Rights Indenture. In the event of a conflict between the provisions of this Rights Certificate and the Rights Indenture, the provisions of the Rights Indenture shall govern. Capitalized terms used in the Rights Indenture have the meaning herein as therein, unless otherwise defined.
The registered holder of this Rights Certificate may, at any time prior to the close of business on the last Business Day immediately preceding the earlier of the Payment Date and the Termination Date, upon surrender hereof to the Rights Agent at its offices in the city of Vancouver, British Columbia, exchange this Rights Certificate for other Rights Certificates entitling the holder to acquire, in the aggregate, the same CVR Payment Amount as may be acquired under this Rights Certificate.
The holding of the Rights evidenced by this Rights Certificate shall not constitute the holder hereof a shareholder of Pan American or entitle the holder to any right or interest in respect thereof except as expressly provided in the Rights Indenture and in this Rights Certificate.

A-1

The Rights Indenture provides that all holders of Rights shall be bound by any resolution passed at a meeting of the holders held in accordance with the provisions of the Rights Indenture and resolutions signed by the holders of Rights.
The Rights evidenced by this Rights Certificate may only be transferred in accordance with the terms of the Rights Indenture and upon compliance with such reasonable requirements as the Rights Agent may prescribe.
This Rights Certificate shall not be valid for any purpose whatever unless and until it has been certified by or on behalf of the Rights Agent.
Time shall be of the essence hereof.
IN WITNESS WHEREOF Pan American has caused this Rights Certificate to be signed by its duly authorized officer as of February 22, 2019.

PAN AMERICAN SILVER CORP.

Per:
(Authorized Signatory)

Certified by:
COMPUTERSHARE TRUST COMPANY OF CANADA

Rights Agent

Per:
(Authorized Signatory)

A-2

SCHEDULE “B”
TRANSFER FORM
(see attached)

THIS IS SCHEDULE “B” to the Rights Indenture made as of February 21, 2019 between PAN AMERICAN SILVER CORP., MINERA SAN RAFAEL S.A. and COMPUTERSHARE TRUST COMPANY OF CANADA, as Rights Agent.

FORM OF TRANSFER
To: Computershare Trust Company of Canada

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to ____________________________________________________________________________________________________________________________________________________________(print name and address) the Rights represented by this Rights Certificate and hereby irrevocable constitutes and appoints ____________________ as its attorney with full power of substitution to transfer the said securities on the appropriate register of the Rights Agent.
DATED this ____ day of_________________, 20____.

SPACE FOR GUARANTEES OF SIGNATURES (BELOW)	) ) ) )	__________________________________ Signature of Transferor
_________________________________ Guarantor’s Signature/Stamp	) ) )	__________________________________ Name of Transferor

REASON FOR TRANSFER – For US Residents only (where the individual(s) or corporation receiving the securities is a US resident).  Please select only one (see instructions below).
☐ Gift                    ☐ Estate            ☐  Private Sale            ☐ Other (or no change in ownership)
Date of Event (Date of gift, death or sale):               Value per Right on the date of event:
                                 ☐ CAD OR ☐ USD

CERTAIN REQUIREMENTS RELATING TO TRANSFERS – READ CAREFULLY
The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever.  All securityholders or a legally authorized representative must sign this form.  The signature(s) on this form must be guaranteed in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer.  Notarized or witnessed signatures are not acceptable as guaranteed signatures.  As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):
●
Canada and the USA:  A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP).  Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program.  The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”, with the correct prefix covering the face value of the certificate.

●
Canada:  A Signature Guarantee obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust.  The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”, sign and print their full name and alpha numeric signing number.  Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a “Signature & Authority to Sign Guarantee” Stamp affixed to the transfer (as opposed to a “Signature Guaranteed” Stamp) obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a Medallion Signature Guarantee with the correct prefix covering the face value of the certificate.

●
Outside North America:  For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program.  The corresponding affiliate will arrange for the signature to be over-guaranteed.

OR
The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever.  The signature(s) on this form must be guaranteed by an authorized officer of Royal Bank of Canada, Scotia Bank or TD Canada Trust whose sample signature(s) are on file with the transfer agent, or by a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP).  Notarized or witnessed signatures are not acceptable as guaranteed signatures.  The Guarantor must affix a stamp bearing the actual words:

“SIGNATURE GUARANTEED”, “MEDALLION GUARANTEED” OR “SIGNATURE & AUTHORITY TO SIGN GUARANTEE”, all in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer.  For corporate holders, corporate signing resolutions, including certificate of incumbency, will also be required to accompany the transfer unless there is a “SIGNATURE & AUTHORITY TO SIGN GUARANTEE” Stamp affixed to the Form of Transfer obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a “MEDALLION GUARANTEED” Stamp affixed to the Form of Transfer, with the correct prefix covering the face value of the certificate.
REASON FOR TRANSFER – FOR US RESIDENTS ONLY
Consistent with US IRS regulations, Computershare is required to request cost basis information from US securityholders.  Please indicate the reason for requesting the transfer as well as the date of event relating to the reason.  The event date is not the day in which the transfer is finalized, but rather the date of the event which led to the transfer request (i.e. date of gift, date of death of the securityholder, or the date the private sale took place).

SCHEDULE “C”
FORM OF INDEMNITY AGREEMENT
(see attached)

INDEMNITY AGREEMENT
THIS INDEMNITY AGREEMENT effective as of the ● day of ●, ●.
BETWEEN:
PAN AMERICAN SILVER, a company incorporated under the laws of British Columbia, having an office at 1500 - 625 Howe Street Vancouver, British Columbia;
(the “Company”)
AND:
●, having a resident address at
 (the “Member”)
WHEREAS:
A.          The Member has been requested to consent to act or to continue to act as a member of the holder committee of the Company (the “Holder Committee”) as established by the rights indenture among the Company, Minera San Rafael S.A. and Computershare Trust Company of Canada dated February 21, 2019 (the “Rights Indenture”);
B.          The Member is willing to act or to continue to act on the condition that the Company enter into this Indemnity Agreement.
NOW THEREFORE in consideration of the Member consenting to act, or continuing to act, as member of the Holder Committee and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged by the parties, the Company agrees with the Member as follows:
1.          DEFINITIONS
For the purposes of this Indemnity Agreement:
1.1          “affiliate” has the meaning given in the Business Corporations Act (British Columbia), as it may be amended (the “BCA”);
1.2          “expenses” includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a Claim.
2.          INDEMNITY
2.1          General Scope:  The Company shall indemnify the Member and the Member’s heirs or other personal or legal representatives (collectively the “Indemnitees” and individually an “Indemnitee”) for all liabilities or obligations imposed upon or incurred by the Indemnitees at law (common or civil), in equity or by, pursuant to or under any statute or regulation and all expenses (“Liability”) in relation to any claim, charge, demand, action or suit whether civil, criminal or administrative and whether made or commenced by the Company, by an affiliate or by any other person (collectively, or individually, a “Claim”) arising out of or in connection with the Holder Committee or the Member’s performance of its obligations under the Rights Indenture, including the reasonable costs and expenses of defending the Holder Committee and the Indemnitees, against any Claim arising out of or in connection with such performance under the Rights Indenture, PROVIDED THAT the Member shall not be indemnified for such loss that has been determined by a court of competent jurisdiction to have resulted from the Member’s bad faith  or wilful misconduct.
2.2          Absolute Liability:  Without limiting the generality of paragraph 2.1, the Company shall indemnify the Indemnitees against any Liability in relation to a Claim which is statutorily imposed on the Member, regardless of the Member’s conduct, and whether or not the Member is at fault.
2.3          Actual Payment:  The Company shall pay all amounts due to an Indemnitee under this Indemnity Agreement forthwith upon demand by the Indemnitee.
3.          INDEMNITY RESTRICTED
Despite any other provision of this Indemnity Agreement, the Company is not obliged under this Indemnity Agreement to make any payment that is prohibited by applicable law, including, as at the date of this Indemnity Agreement, Section 163 of the BCA, if that provision is applicable, or by court order in force at the date the payment must be made.
4.          ADVANCE EXPENSES
Unless prohibited by applicable law or court order, the Company shall pay, as they are incurred, in advance of the final disposition of a Claim, the expenses actually and reasonably incurred by an Indemnitee in respect of the Claim; PROVIDED THAT the Company shall NOT make such payments unless the Company first receives from the Indemnitee a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by applicable law, the Indemnitee will repay the amounts advanced.
5.          TAXABLE BENEFITS
Any indemnity payment made pursuant to this Indemnity Agreement shall be grossed up by the amount of any tax payable by the Indemnitee pursuant to the Income Tax Act (Canada), as it may be amended, or any other taxation statute or regulation applicable to the Indemnitee in respect of such payment.
6.          ENFORCEMENT COSTS
6.1          Application to Court:  If any payment by the Company under this Indemnity Agreement would be prohibited under paragraph 3 unless approved by a court, or if there shall be a disagreement between the Company and any Indemnitee as to whether or not an indemnification under this Indemnity Agreement would be prohibited under paragraph 3 unless approved by the court, the Company, at its own expense and in good faith, will promptly take proceedings to obtain that approval or such other appropriate determination.  The Company shall indemnify the Indemnitees for the amount of all costs incurred by any or all of them in obtaining any court approval contemplated by this paragraph 6.1, including without limitation all legal fees and disbursements.
6.2          Independent Counsel:  The Indemnitees, or any of them, may each retain their own independent legal counsel for the purpose set out in paragraph 6.1 or for any other purpose in relation to a Claim and the cost of such representation shall be considered a “Liability” to which this Indemnity Agreement applies.
6.3          No Presumption of Wrong Doing:  The determination of any Claim, by adjudication, settlement, or otherwise, shall not, of itself, create any presumption for the purposes of this Indemnity Agreement that the Member did not act honestly and in good faith with a view to the best interests of the Company, or, in the case of a criminal or administrative action or proceeding, that the Member did not have reasonable grounds for believing that his conduct was lawful, unless a judgment or order of a court having jurisdiction specifically finds otherwise.
7.          MEMBER CEASING TO ACT
The Member may resign at any time as a member of the Holder Committee. The obligations of the Company hereunder continue after and are not affected in any way by: (a) the Member ceasing to be a member of the Holder Committee whether by resignation, removal, death, incapacity, disqualification under applicable law or otherwise; or (b) the termination of the Rights Indenture.
8.          RE-ELECTION
The obligations of the Company under this Indemnity Agreement continue after and are not affected in any way by the re-election or re-appointment from time to time of the member as a Member of the Holder Committee.
9.          CONTINUING INDEMNITY
9.1          Other Compensation:  The obligations of the Company under this Indemnity Agreement are not diminished or in any way affected by:
(a)	Financial Interest: the Member holding from time to time any direct or indirect financial interest in the Company, in an affiliate or in a corporation otherwise related to the Company;
(b)	Salary/Compensation: payment by the Company, by an affiliate, or by any corporation otherwise related to the Company, to the Member of member’s fees or any salary, wages or other compensation;
(c)	Interested Contracts: payment by the Company, by an affiliate, or by any corporation otherwise related to the Company, to the Member or to any firm of which the Member is a partner, associate or employee, of any fees for services rendered;
(d)	Member Insurance: any members’ liability insurance placed by or for the benefit of the Member by the Member, the Company, an affiliate or any entity related to any of them; or
(e)
Other Indemnities:  payment to the Member by any shareholder of the Company, an affiliate or any corporation otherwise related to the Company, or by any other person pursuant to any other contract of indemnity.

9.2          Non Compliance with Constating Documents:  Subject to paragraph 3, the obligations of the Company under this Indemnity Agreement are not diminished, or in any way affected by the Member’s failure to comply with the provisions of the BCA, or of the memorandum, articles or notice of articles of the Company.
9.3          Non Waiver:  No waiver by the Member of any default or breach of any of the terms, covenants, conditions, or obligations of this Indemnity Agreement shall constitute a waiver by the Member of any prior, concurrent, or subsequent default or breach of the same, or any other term, covenant, condition, or obligation of the Company.
10.          REPORTING
10.1          Material Developments:  The Company shall report promptly and regularly to the Member any material adverse change in the financial condition, business or property of the Company or any entity related to it and any event or circumstance known to the Company that may result, directly or indirectly, in any liability or obligation being imposed upon any Indemnitee.
10.2          Member Cooperation:  The Member agrees to give notice to the Company within five business days of being served with any statement of claim, writ, notice of motion, indictment, or other documents commencing or continuing any Claim against the Member.  The Member agrees to give the Company such information and cooperation as the Company may reasonably require from time to time in respect of all matters contemplated by this Indemnity Agreement.
10.3          Company Cooperation:  The Company agrees to notify the Member in writing within five business days of being served with any statement of claim, writ, notice of motion, indictment, or other document commencing or continuing any Claim against the Member.  The Company agrees to give the Member such information and cooperation as the Member may reasonably require from time to time in respect of all matters under this Indemnity Agreement.
11.          LAW AND JURISDICTION
This Indemnity Agreement is governed by British Columbia law.  The Company and the Member attorn irrevocably and unconditionally to the jurisdiction of the courts of British Columbia in respect of any action or proceeding commenced by an Indemnitee or the Company in respect of this Indemnity Agreement.

12.          ENUREMENT
This Indemnity Agreement enures to the benefit of the Member and the Member’s heirs, executors, administrators and personal representatives.  This Indemnity Agreement is binding upon the Company and its successors and assigns.

IN WITNESS WHEREOF this Indemnity Agreement has been executed by the Company and the Member as of the date first above written.
PAN AMERICAN SILVER CORP.

By:
Authorized Signatory

MEMBER